UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                               PERINI CORPORATION
                               ------------------
                                (Name of Issuer)

                                Common Stock and
                Series B Cumulative Convertible Preferred Stock
                -----------------------------------------------
                         (Title of Class of Securities)

                                 713-839108
                                 ----------
                               (CUSIP Number)

                               Murray A. Indick
                         BLUM Capital Partners, L.P.
                 (formerly Richard C. Blum & Associates, L.P.)
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                ------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 14, 2000
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 12

CUSIP NO. 713-839108            SCHEDULE 13D                      Page 2 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        PB CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3248865
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                         123,123.40
   BENEFICIALLY                                         (of Series B Shares)**
   OWNED BY EACH                                                     2,593,097
   PERSON WITH                           (of common stock, after conversion)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                    123,123.40
                                                        (of Series B Shares)**
                                                                     2,593,097
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   123,123.40
                                                        (of Series B Shares)**
                                                                     2,593,097
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  61.5%
                                                        (of Series B Shares)**
                                                                         31.5%
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN
------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 713-839108            SCHEDULE 13D                      Page 3 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                         154,187.54
   BENEFICIALLY                                         (of Series B Shares)**
   OWNED BY EACH                                                     3,239,027
   PERSON WITH                           (of common stock, after conversion)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                    154,187.54
                                                        (of Series B Shares)**
                                                                     3,239,027
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   154,187.54
                                                        (of Series B Shares)**
                                                                     3,239,027
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  77.0%
                                                        (of Series B Shares)**
                                                                         36.5%
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 713-839108            SCHEDULE 13D                      Page 4 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                         154,187.54
   BENEFICIALLY                                         (of Series B Shares)**
   OWNED BY EACH                                                     3,239,027
   PERSON WITH                           (of common stock, after conversion)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                    154,187.54
                                                        (of Series B Shares)**
                                                                     3,239,027
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   154,187.54
                                                        (of Series B Shares)**
                                                                     3,239,027
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  77.0%
                                                        (of Series B Shares)**
                                                                         36.5%
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 713-839108            SCHEDULE 13D                      Page 5 of 12

------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON                                   RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              ###-##-####
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
NUMBER OF          -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                         154,187.54
   BENEFICIALLY                                         (of Series B Shares)**
   OWNED BY EACH                                                     3,239,027
   PERSON WITH                           (of common stock, after conversion)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                    154,187.54
                                                        (of Series B Shares)**
                                                                     3,239,027
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   154,187.54
                                                        (of Series B Shares)**
                                                                     3,239,027
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  77.0%
                                                        (of Series B Shares)**
                                                                         36.5%
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 713-839108            SCHEDULE 13D                      Page 6 of 12

------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON       THE COMMON FUND FOR NONPROFIT ORGANIZATIONS

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               23-7037968
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             New York

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          31,064.14
   BENEFICIALLY                                         (of Series B Shares)**
   OWNED BY EACH                                                       641,676
   PERSON WITH                           (of common stock, after conversion)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     31,064.14
                                                        (of Series B Shares)**
                                                                       641,676
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    31,064.14
                                                        (of Series B Shares)**
                                                                       641,676
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  15.5%
                                                        (of Series B Shares)**
                                                                         10.1%
                                         (of common stock, after conversion)**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 713-839108            SCHEDULE 13D                      Page 7 of 12

This Amendment No. 5 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") December 22, 1999 by PB Capital Partners, L.P., a Delaware limited partnership ("PB Capital"), BLUM Capital Partners, L.P. (formerly Richard C. Blum & Associates, L.P.), a California limited partnership ("BLUM LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc.; and The Common Fund for Nonprofit Organizations, a New York nonprofit corporation ("The Common Fund") (collectively, the "Reporting Persons"). This Amendment No. 5 relates to the Series B Cumulative Convertible Preferred Stock (the "Series B Shares") of the Perini Corporation (the "Issuer") and the common stock of the Issuer into which such stock is convertible. The principal executive office and mailing address of the Issuer is 73 Mt. Wayne Avenue, Framingham, Massachusetts 01701. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction
-------------------------------
Item 4 of the Schedule 13D is hereby amended as follows:

In connection with a Securities Purchase Agreement (the "SPA") dated as of February 5, 2000 by and among Issuer, Tutor-Saliba Corporation, a California corporation, O&G Industries, Inc., a Connecticut corporation, and National Union Fire Insurance Company of Pittsburgh, PA, a Pennsylvania corporation (collectively, the "Purchasers"), which is described in Issuer's press release dated February 8, 2000 (Exhibit 10.1 and Exhibit 99.1, respectively, to an 8K filed by Issuer on February 9, 2000), the Reporting Persons have entered into
(i) an Exchange Agreement dated as of February 14, 2000 by and between Issuer and PB Capital, and (ii) an Exchange Agreement dated as of February 14, 2000 by and between Issuer and The Common Fund (collectively, the "Agreements") (attached hereto as Exhibits B and C, respectively, and incorporated by reference herein). Pursuant to the SPA, the Purchasers have agreed to purchase 9,411,765 shares of newly issued common stock (the "Common Stock") at $4.25 per share for a total of $40 million. The SPA is subject to certain conditions, as described in Exhibits 10.1 and 99.1 of Issuer's 8K, as described above, including the exchange of 100% of the Issuer's outstanding Series B shares.
The Agreements are subject to certain terms and conditions also.

Upon satisfaction of the conditions set forth in the Agreements, and in connection with the consummation of the transactions contemplated by the SPA, PB Capital and the Common Fund have agreed to exchange all of their Series B Shares for an aggregate of 4,589,145.12 and 1,157,846.03, respectively, of newly issued Common Stock, par value $1.00, plus the number of shares of Common Stock equal to the product resulting from multiplying the number of calendar days from March 15, 2000, after which the transactions contemplated hereby are consummated, by 1,274.76 and 321.62, respectively.


CUSIP NO. 713-839108            SCHEDULE 13D                      Page 8 of 12

In addition, the Agreements grant PB Capital and the Common Fund, as long as they both shall hold at least 5% of the outstanding voting stock of Issuer, certain Issuer access and information rights as described in Exhibit B and Exhibit C, respectively.

In connection with the closing of the SPA (the "Closing"), certain of the Reporting Persons together with the Union Labor Life Insurance Company, acting for Separate Account P ("ULLICO"), the Purchasers and certain of their affiliates and the Issuer will execute and become parties to a shareholders agreement (the "Shareholders Agreement") and a registration rights agreement (the "Registration Rights Agreement") (attached hereto as Exhibits D and E, respectively, and incorporated by reference herein). The Shareholders Agreement will prohibit the Reporting Persons, ULLICO and the Purchasers from transferring any shares for three years following the Closing if such transfer would result in a limitation being placed on the deductibility of the Issuer's net operating loss carryforwards under Section 382 of the Internal Revenue Code; the parties to the Shareholders Agreement will similarly agree to vote their shares against the stock issuance or redemption by the Issuer if that issuance or redemption would result in such a limitation and to use reasonable efforts to cause any directors designated by them to oppose any such transaction. The Shareholders Agreement will give each of the parties rights to sell when any other party sells its Issuer stock. The Shareholders Agreement will give to PB Capital and the Common Fund the right to designate jointly one director to be nominated to the board of the Issuer as part of the management slate; similar rights are granted to ULLICO and each of the Purchasers. These directors may be added to replace members of the current Board of Directors. The Issuer will agree to use best efforts to cause such persons to be elected as director and each of the parties to the Shareholders Agreement will agree to vote their respective shares of Issuer in favor of each others' nominees. Lately, the Shareholders Agreement will give each of the parties pre-emptive rights with respect to certain issuances of securities by the Issuer. The Shareholders Agreement will expire on the sixth anniversary of the Closing. The Registration Rights Agreement grants to the Reporting Persons, the Purchasers and ULLICO certain shelf, demand and "piggy-back" registration rights in respect of the shares of Issuer owned by them immediately following consummation of the SPA.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------
Item 5 of the Schedule 13D is hereby amended as follows:

a),(b) According to information provided by Issuer, there were 200,183.85 shares of the Series B Shares and 5,682,287 shares of the Common Stock issued and outstanding as of February 5, 2000.

CUSIP NO. 713-839108            SCHEDULE 13D                      Page 9 of 12

Based on the information supplied by the Issuer, the Reporting Persons report the following holdings and corresponding percentage interests in the Series B Shares and common shares (assuming the conversion of each Reporting Person's Series B Shares into common shares in accordance with the Agreements), prior to the closing of the SPA:

                                                       Total Common Shares
                                Series B Shares        (after conversion)
                            ---------------------      ---------------------
Name                        No. Owned     % Owned      No. Owned     % Owned
-----------------           ---------     -------      ---------     -------
PB Capital                 123,123.40       61.5%      2,593,097(1)    31.5%
The Common Fund             31,064.14       15.5%        641,676       10.1%
BLUM LP                    154,187.54       77.0%      3,239,027(2)    36.5%
RCBA Inc.                  154,187.54       77.0%      3,239,027(2)    36.5%
Richard C. Blum            154,187.54       77.0%      3,239,027(2)    36.5%

Assuming that the SPA closing occurs on March 15, 2000 and that all the Series B Shares (a total of 7,461,398 of Common Stock as reported by Issuer) are converted at a conversion price of $5.50 per common share, the Reporting Persons will report the following holdings and corresponding percentage interests of the Common Stock:

Name                        No. Owned     % Owned
-----------------           ---------     -------
PB Capital                4,638,946.12(1)   20.6%
The Common Fund           1,157,846.03       5.1%
BLUM LP                   5,801,046.15(3)   25.7%
RCBA Inc.                 5,801,046.15(3)   25.7%
Richard C. Blum           5,801,046.15(3)   25.7%

If the closing of the SPA occurs after March 15, 2000, the number of shares of Common Stock issued to the holders of the Series B Shares will increase at a rate of approximately 2,073 shares of the Common Stock per day.

Note (1) Includes 49,801 shares of common stock of Issuer owned by the United Brotherhood of Carpenters Pension Fund ("UBC"), which is a limited partner of PB Capital.

Note (2) Includes shares of common stock (after conversion) of Issuer as follows: the 2,593,097 shares owned by PB Capital; the 641,676 shares owned by The Common Fund; and 4,254 shares owned by BLUM LP.

Note (3) Includes shares of Common Stock (after the close of the SPA and the exchange of all the Series B Shares for the Common Stock) of Issuer as follows: the 4,638,946.12 owned by PB Capital; the 1,157,846.03 shares owned by The Common Fund; and 4,254 shares owned by BLUM LP.

Richard C. Blum is a significant stockholder and chairman of RCBA Inc., the general partner of BLUM LP, which is the general partner of PB Capital with voting and investment power concerning PB Capital's shares, and the investment advisor to The Common Fund with voting and investment power over The Common

CUSIP NO. 713-839108            SCHEDULE 13D                     Page 10 of 12

Fund's shares. BLUM LP, RCBA Inc. and Mr. Blum disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

(c)	The Reporting Persons have engaged in no transaction involving shares of the Common Stock since the Schedule 13D was filed other than those transactions described in this Amendment No. 5 to the Schedule 13D.

(d), (e)  No change.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------
Item 6 of the Schedule 13D is hereby amended as follows:

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except (i) as previously disclosed; (ii) as noted in the Schedule 13D, BLUM LP has voting and investment power of the shares held by it for the benefit of the Common Fund; and (iii) as described in Item 4 above, the Reporting Persons have entered into Exchange Agreements with Issuer whereby the Series B Shares held directly by PB Capital and the Common Fund will be exchanged for newly issued shares of Issuer Common Stock, and as set forth in Exhibits B and C.

Item 7.	Material to Be Filed as Exhibits
--------------------------------------------
Exhibit A   Joint Filing Undertaking
Exhibit B   Exchange Agreement dated as of February 14, 2000 by and between
            Perini Corporation and PB Capital Partners, L.P.
Exhibit C   Exchange Agreement dated as of February 14, 2000 by and between
            Perini Corporation and The Common Fund for Non-Profit
            Organizations
Exhibit D   Form of Shareholders Agreement to be executed in connection with the consummation of the transactions contemplated by the
            Securities Purchase Agreement (described in Item 4 of this
            Schedule 13D Amendment No. 5)
Exhibit E   Form of Registration Rights Agreement to be executed in connection with the consummation of the transactions contemplated by the Securities Purchase Agreement (described in Item 4 of this 13D
            Amendment No. 5)


CUSIP NO. 713-839108            SCHEDULE 13D                     Page 11 of 12

                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 23, 2000

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Marc T. Scholvinck              By  /s/ Marc T. Scholvinck
    -------------------------------       -----------------------------------
    Marc T. Scholvinck                    Marc T. Scholvinck
    Partner, Chief Financial              Partner, Chief Financial
    Officer and Assistant Secretary       Officer and Assistant Secretary



                                         /s/ Marc T. Scholvinck
PB CAPITAL PARTNERS, L.P.                -------------------------------------
By BLUM Capital Partners, L.P.,          RICHARD C. BLUM
   its general partner
By Richard C. Blum & Associates, Inc.,   By  Marc T. Scholvinck
   its general partner                       Attorney-in-Fact



By /s/ Marc T. Scholvinck
   -------------------------------
   Marc T. Scholvinck
   Partner, Chief Financial
   Officer and Assistant Secretary


THE COMMON FUND FOR NON-PROFIT ORGANIZATIONS
By  BLUM Capital Partners, L.P.,
    its investment advisor
By  Richard C. Blum & Associates, Inc.
    its general partner


By /s/ Marc T. Scholvinck
   -------------------------------
   Marc T. Scholvinck
   Partner, Chief Financial
   Officer and Secretary

CUSIP NO. 713-839108            SCHEDULE 13D                     Page 12 of 12

                                  Exhibit A

	                    Joint Filing Undertaking

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

February 23, 2000

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner

By  /s/ Marc T. Scholvinck              By  /s/ Marc T. Scholvinck
    -------------------------------       -----------------------------------
    Marc T. Scholvinck                    Marc T. Scholvinck
    Partner, Chief Financial              Partner, Chief Financial
    Officer and Assistant Secretary       Officer and Assistant Secretary



                                         /s/ Marc T. Scholvinck
PB CAPITAL PARTNERS, L.P.                -------------------------------------
By BLUM Capital Partners, L.P.,          RICHARD C. BLUM
   its general partner
By Richard C. Blum & Associates, Inc.,   By  Marc T. Scholvinck
   its general partner                       Attorney-in-Fact



By /s/ Marc T. Scholvinck
   -------------------------------
   Marc T. Scholvinck
   Partner, Chief Financial
   Officer and Assistant Secretary


THE COMMON FUND FOR NON-PROFIT ORGANIZATIONS
By  BLUM Capital Partners, L.P.,
    its investment advisor
By  Richard C. Blum & Associates, Inc.
    its general partner


By /s/ Marc T. Scholvinck
   -------------------------------
   Marc T. Scholvinck
   Partner, Chief Financial
   Officer and Secretary


                               Exhibit B

                                                             Execution Copy


                           EXCHANGE AGREEMENT


          THIS EXCHANGE AGREEMENT (this Agreement) is entered into as of February 14, 2000 by and between Perini Corporation, a Massachusetts corporation (the Company), and PB Capital Partners, L.P., a Delaware limited partnership (PB Capital).


                                RECITALS

     A. Pursuant to that certain Stock Purchase and Sale Agreement dated as of July 24, 1996 by and among Richard Blum & Associates, L.P. and PB Capital and the Company and that certain Assignment and Assumption Agreement dated as of December 13, 1996 by and among PB Capital, Union Labor Life Insurance Company on behalf of its Separate Account P ("Union Labor Life") and the Company (collectively, with all agreements entered into in connection therewith, the "Original Purchaser Documents"), PB Capital acquired 92,350 shares of Series B Cumulative Convertible Preferred Stock ("Series B Preferred Stock") of the Company (together with all shares of Series B Preferred Stock of the Company now or hereafter issued as payment-in-kind dividends on the shares of such stock now or hereafter held by PB Capital, the "Shares").

     B. The Company has entered into that certain Securities Purchase Agreement (the "SPA") dated as of February 5, 2000 by and among Tutor-Saliba Corporation, a California corporation, O&G Industries, Inc., a Connecticut corporation, and the National Union Fire Insurance Company of Pittsburgh, PA, a Pennsylvania corporation (collectively, the "Purchasers"), pursuant to which the Purchasers have agreed to purchase an aggregate of 9,411,765 shares of newly issued common stock of the Company ("Common Stock"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the SPA.

     C. In connection with the SPA, the Company and the Purchasers have requested that PB Capital exchange the Shares for shares of Common Stock of the Company.

     D. PB Capital is willing to exchange the Shares for shares of Common Stock on the terms and subject to the conditions and covenants set forth herein.


                                AGREEMENT

           NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties herein contained, the parties hereto agree as follows:

     1.    Obligation to Exchange Securities.   Upon satisfaction of the
conditions set forth in Section 7 and 8 and immediately prior to the consummation of the transactions contemplated by the SPA, PB Capital will, subject to the terms and conditions of this Agreement, exchange the Shares for shares of Common Stock (the "Exchange Securities") as set forth herein. Subject to the terms and conditions of this Agreement, the Shares will be exchanged into an aggregate of (i) 4,589,145.12 newly issued shares of Common Stock plus (ii) the number of shares of Common Stock equal to the product resulting from multiplying (x) the number of calendar days from March 15, 2000 after which the transactions contemplated hereby are consummated by (y) 1,274.76 The Exchange Securities issuable hereunder upon exchange of the Shares shall be subject to adjustment for any split, combination, reclassification, recapitalization or other change in the Common Stock consummated prior to the consummation of the transactions contemplated hereby.
 The Company shall issue the Exchange Securities to PB Capital free of any liens, claims, charges, security interests, pledges, voting or stockholder agreements, encumbrances or equities (other than any of the foregoing created by PB Capital or arising under any federal or state securities laws) (collectively, Liens). The Company acknowledges and agrees that the Exchange Securities shall be deemed for all purposes to be Registrable Securities as such term is used in that certain Registration Rights Agreement by and among the Company, Union Labor Life and PB Capital dated as of January 17, 1997.

     2.    Mechanics of Exchange.

     (a) Immediately following the satisfaction or waiver of the conditions set forth in Sections 7 and 8, PB Capital shall surrender its certificate or certificates for the Shares, with appropriate stock powers attached, duly endorsed, at the office of the Company or any transfer agent for the Exchange Securities, together with a written notice to the Company that PB Capital is exchanging the Shares, represented by such certificate or certificates. Upon such surrender, the Company shall issue and deliver to PB Capital, a certificate or certificates representing the Exchange Securities to be issued, conveyed and delivered to PB Capital pursuant to Section 1.

     (b) PB Capital shall be treated for all purposes as the record holder of the Exchange Securities as of the close of business on the date it surrenders its certificate or certificates for the Exchange Securities (the "Exchange Date").

     (c) If PB Capital holds the Shares at the close of business on a record date which occurs after March 15, 2000 for any payment of declared dividends on the Shares or if the Company declares a dividend in cash or in kind other than the dividend payable on March 15, 2000 in accordance with the terms of the Series B Preferred Stock, PB Capital shall be entitled to receive the dividend payable on the Shares on the corresponding dividend payment date notwithstanding the surrender of the Shares for Exchange Securities following such record date and prior to the corresponding dividend payment date.

     (d) If PB Capital holds the Shares at the close of business on a record date for any payment of declared dividends on the Common Stock, and after such record date but prior to the corresponding dividend payment date, PB Capital surrenders the Shares for Exchange Securities, PB Capital shall be entitled to receive the dividend payable on such shares on the corresponding dividend payment date as if it had been the record holder of such shares at the close of business on the record date.

     3.    Representations and Warranties of the Company.    The Company
hereby represents and warrants to PB Capital as follows:

     (a)  The SPA.  The Representations and Warranties made by the Company in
Section 3.01 of the SPA were true and complete as of the date thereof and are true and complete as of the date hereof.

     (b)  Corporate Power.   The Company has all requisite corporate power and
authority to execute and deliver this Agreement, to issue and sell the Exchange Securities hereunder, and to carry out the provisions of this Agreement.

     (c) Authorization; Binding Obligations. Except for stockholder approval of the Purchase and the transactions contemplated by this Agreement, all corporate action on the part of the Company necessary for the authorization of the execution and delivery of this Agreement and the performance of all obligations of the Company hereunder has been taken. This Agreement constitutes the valid and binding obligations of the Company enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights; and (ii) general principles of equity that restrict the availability of equitable remedies. The issuance and sale of the Exchange Securities are not and will not be subject to any preemptive rights, rights of first refusal, rights of first offer or other similar rights granted by the Company that have not been properly waived or complied with. The Exchange Securities, when issued in accordance with the terms hereof, shall be duly authorized, validly issued, fully paid and non-assessable and free and clear of all Liens.

     (d) Consents. No governmental orders, permissions, consents, approvals or authorizations are required to be obtained by the Company and no registrations or declarations are required to be filed by the Company in connection with the execution and delivery of this Agreement and the offer, sale or issuance of the Exchange Securities, except as will be duly and validly obtained or filed.

     (e) Compliance with Laws and Other Instruments. Except for stockholder approval of the Purchase and the transactions contemplated by this Agreement, the execution, delivery and performance by the Company of this Agreement (a) will not require from the board of directors of the Company any consent or approval that has not been validly and lawfully obtained, (b) will not cause the Company to violate or contravene (i) any provision of law, (ii) any rule or regulation of any agency or government, domestic or foreign, (iii) any order, writ, judgment, injunction, decree, determination or award, or (iv) any provision of the Articles of Organization or By-laws of the Company, or (c) will not result in a violation or conflict with, result in a breach of or constitute (with or without notice or lapse of time or both) a default under, any indenture, credit agreement, note agreement, deed of trust, mortgage, security agreement or other agreement, lease or instrument to which the Company is a party or by which the Company or any of its properties or assets are bound which would have a material adverse effect on the Company.

     (f) Offering Valid. Assuming the accuracy of the representations and warranties of PB Capital contained in Section 4 hereof, the offer, sale and issuance of the Exchange Securities are and will be exempt from the registration requirements of the Securities Act of 1933, as amended (the Securities Act), and will have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws.

     (g) Disclosure. To the Knowledge of the Company (as defined in the SPA), no representation or warranty by the Company contained in this Agreement or the SPA, or in any certificate to be furnished by or on behalf of the Company pursuant hereto or thereto, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

     4. Representations and Warranties of PB Capital. PB Capital hereby represents and warrants to the Company as follows:

     (a) Good Standing and Qualification. PB Capital has all requisite corporate power and authority to execute and deliver this Agreement and to carry out the provisions of this Agreement.

     (b) Authorization; Binding Obligations. All corporate action on the part of PB Capital necessary for the authorization of the execution and delivery of this Agreement and the performance of all obligations of PB Capital hereunder has been taken. This Agreement constitutes the valid and binding obligations of PB Capital enforceable against PB Capital in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights; and (ii) general principles of equity that restrict the availability of equitable remedies.

     (c) Ownership and Validity of the Shares. PB Capital owns beneficially and of record the Shares, free of any liens, claims, charges, security interests, pledges, encumbrances or equities (other than any of the foregoing arising under this Agreement, the Original Purchase Documents or any federal or state securities laws).

     (d) Acquisition for Investment. PB Capital is acquiring the Exchange Securities for its own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof, and PB Capital has no present intention or plan to effect any distribution of the Exchange Securities; provided that the disposition of PB Capital's property shall at all times be and remain within its control and subject to the provisions of this Agreement. PB Capital is an Accredited Investor within the meaning of Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the Securities Act).

     5. Reservation of Common Stock. To the extent that the Company has authorized stock which is not already reserved, the Company shall at all times reserve and keep available for issue upon the exchange of shares of Series B Preferred Stock for Exchange Securities such number of its authorized but unissued shares of Common Stock (or other Exchange Securities) as will be sufficient to permit the exchange in full of the shares of Series B Preferred Stock held by PB Capital.

     6.   Indemnification.

     (a) Company Indemnification. The Company covenants and agrees to defend, indemnify and save and hold harmless PB Capital, together with its officers, directors, partners, employees, trustees, attorneys and representatives and each person who controls PB Capital within the meaning of the Securities and Exchange Act of 1934, as amended (the Exchange Act), from and against any and all losses, costs, expenses, liabilities, claims or legal damages (including, without limitation, reasonable fees and disbursements of counsel and accountants and other costs and expenses incident to any actual or threatened claim, suit, action or proceeding, whether incurred in connection with a claim against the Company (other than a claim under this Section 6) or a third party claim) (collectively, Losses) arising out of or resulting from:
(a) any inaccuracy in or breach of any representation, warranty, covenant or agreement made by the Company in this Agreement; (b) the failure of the Company to perform or observe fully any covenant, agreement or provision to be performed or observed by it pursuant to this Agreement; (c) any legal, administrative or other proceedings brought by a third party arising out of the transactions contemplated by this Agreement; or (d) any actual or threatened claim, suit, action or proceeding arising out of or resulting from the conduct by the Company of its business or operations, or the Company's occupancy or use of its properties or assets; provided, however, that, if and to the extent that such indemnification is unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of such indemnified liability which shall be permissible under applicable laws; and provided further however, that the Company shall not be liable for any Losses arising from any statement or omission in any filings by the Company under the Securities Act or Exchange Act in reliance upon and in conformity with written information provided to the Company by PB Capital or for any Losses arising out of or resulting from any breach of or failure to comply with this Agreement by any Indemnified Party or any gross negligence or willful misconduct of any Indemnified Party.

     (b)  Procedure.  (i) Each party entitled to be indemnified pursuant to
Section 6(a) (each, an Indemnified Party) shall promptly notify the Company in writing (a Claim Notice) of any matter in respect of which the Company is or may be obligated to provide indemnification to such Indemnified Party on account of Section 6(a). The omission of any Indemnified Party so to notify the Company of any such matter shall not relieve the Company from any liability which the Company may have to such Indemnified Party except to the extent the Company shall have been materially prejudiced by the omission of such Indemnified Party so to notify the Company.

          (ii) With respect to claims for indemnification relating to actions or proceedings brought by any third party with respect to which an Indemnified Party is entitled to indemnification hereunder:

                (A) After the giving of the Claim Notice, if the Company shall acknowledge in writing to each Indemnified Party that the Company shall be obligated under the terms of its indemnity hereunder in connection with such action or proceeding, then the Company shall be entitled, if it so elects at its own cost, risk and expense, (i) to take control of the defense and investigation of such action or proceeding, (ii) to employ and engage attorneys of its own choice, subject to the reasonable approval of the Indemnified Party, to handle and defend the same unless the named parties to such action include both the Company or any of its officers, directors, Subsidiaries or Affiliates, on the one hand, and the Indemnified Party, on the other hand, and the Indemnified Party has been advised in writing by counsel that there may be one or more legal defenses available to such Indemnified Party that are in conflict with those available to the Company or any such officer, director, Subsidiary or Affiliate, in which event the Indemnified Party shall be entitled, at the Company's cost, risk and expense, to separate counsel of its own choosing, and (iii) to compromise or settle such claim, which compromise or settlement shall be made only with the written consent of the Indemnified Party, which shall not be unreasonably withheld or delayed; provided, however, if the resolution of any such action will or is reasonably expected to have a material adverse effect on PB Capital, then, notwithstanding the foregoing, PB Capital shall be entitled to control such resolution, including, without limitation, to take control of the defense and investigation of such proceeding or action, to employ and engage attorneys of its own choice to handle and defend the same, at the Company's cost, risk and expense, and to compromise or settle such action.

                (B) If the Company fails or is not permitted under the foregoing paragraph to assume the defense of such action or proceeding within fifteen (15) calendar days after receipt of the above-referenced notice, the Indemnified Party against which such action or proceeding has been asserted will, upon delivering notice to such effect to the Company, have the right to undertake at the Company's risk, cost and expense, the defense, compromise or settlement of such claim on behalf of and for the account and risk of the Company.

                (C) The Company shall be liable for any settlement of any action effected pursuant to and in accordance with this Section 6(b) and for any final judgment (subject to any right of appeal), and the Company agrees to indemnify and hold harmless the Indemnified Party from and against any Losses by reason of such settlement or judgment.

     (c) Indemnification Non-Exclusive. The foregoing indemnification provisions are in addition to, and not in derogation of, any statutory, equitable or common-law or other remedy any party may have for breach of representation, warranty, covenant or agreement.

     (d) Attorneys Fees and Costs. In any claim brought by an Indemnified Party under this Section 6 against the Company, the victorious party shall be entitled to receive reasonable attorneys fees and costs incurred in prosecuting or defending such claim.

     (e) Survival of Representations, Warranties and Covenants. Except as provided in clauses (i), (ii) and (iii) of this Section 6(e), the representations, warranties and agreements included in this Agreement shall survive for a period of 3 years: (i) the obligations set forth in Section 9 of this Agreement shall survive for the period specified therein for the performance of the covenants set forth therein; (ii) the representations set forth in Sections 3.01(n) (Taxes) of the SPA, 3.01(o) (Employee Benefit Plans and Related Matters; ERISA) of the SPA and 3.01(p) (Environmental Laws) of the SPA, each of which are incorporated herein through Section 3(a) of this Agreement, shall survive until the date that is six (6) months after the expiration of the longest applicable federal or state statute of limitations; and (iii) the representations and warranties set forth in the last two sentences of Section 3(c) (Authorization; Binding Obligations) and the obligations set forth in Section 6 (Indemnification) and in Section 11 (Miscellaneous) shall survive indefinitely.

     7. Conditions of Company's Obligations to Exchange. The obligation of the Company to exchange the Exchange Securities for the Shares is subject to the fulfillment of the following conditions, which may be waived in whole or in part by the Company in its sole discretion.

     (a) No Errors, etc. The representations and warranties of PB Capital set forth in this Agreement that are qualified as to materiality shall be true and correct and those that are not so qualified shall be true and correct in all material respects as of the date of this Agreement and the Exchange Date as though made at and as of such date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties that are qualified as to materiality shall be true and correct, and those that are not so qualified shall be true and correct in all material respects, on and as of such earlier date).

     (b) Compliance with Agreement. PB Capital shall have performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by it on or before the Exchange Date.

     (c) Certificate of Officer. PB Capital shall have delivered to the Company a certificate dated the Exchange Date, executed by its General Partner, certifying the satisfaction of the conditions specified in subsections (a) and (b) of this Section 7.

     (d) Consummation of New Investment. The transactions contemplated by the SPA shall have been consummated on the terms thereof.

     (e) Authorization. The Exchange Securities and the issuance thereof pursuant to this Agreement shall have been authorized for issuance by the stockholders and of the Company.

     8. Conditions of PB Capital's Obligations to Exchange. The obligation of PB Capital to exchange the Shares for Exchange Securities is subject to the fulfillment of the following conditions, any of which may be waived in whole or in part by PB Capital in its sole discretion.

     (a) No Errors, etc. The representations and warranties of the Company set forth in this Agreement or in the SPA that are qualified as to materiality shall be true and correct and those that are not so qualified shall be true and correct in all material respects as of the date of this Agreement and the Exchange Date as though made at and as of such date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties that are qualified as to materiality shall be true and correct, and those that are not so qualified shall be true and correct in all material respects, on and as of such earlier date).

     (b) Compliance with Agreement. The Company shall have performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by it on or before the Exchange Date.

     (c) Certificate of Officer. The Company shall have delivered to PB Capital a certificate dated the Exchange Date, executed by its President, certifying the satisfaction of the conditions specified in subsections (a) and
(b) of this Section 8.

     (d) Qualification Under State Securities Laws. All registrations, qualifications, permits and approvals required under applicable state securities laws shall have been obtained for the lawful execution, delivery and performance of this Agreement, including without limitation the offer, sale, issue and delivery of the Exchange Securities.

     (e) Consummation of New Investment. All of the conditions to closing pursuant to the SPA shall have been satisfied, all of the closing deliveries required to be made by the SPA shall have been made (other than the delivery of the Shares by the Company to the Purchasers), the SPA will be consummated on the terms thereof and the conditions set forth in Sections 6.01(a), 6.01(b), 6.01(c), 6.02(a), 6.02(b), 6.02(c)(i)-(ii) and (iv)-(vi), 6.03(a)-
(c), 6.03(g), 6.03(h)(ii)-(iii), 6.03(i), 6.03(k), and 6.03(p) of the SPA
shall not have been waived. The Company shall have provided PB Capital written certification as to the matters set forth in the foregoing sentence and that the transactions contemplated by the SPA will be consummated immediately following consummation of the transactions contemplated hereby. In addition, the definitive agreements contemplated by Section 6.03(g) of the SPA shall be reasonably satisfactory to PB Capital.

     (f) PB Capital Approval. The SPA shall be in form and substance satisfactory to PB Capital and such condition shall be deemed satisfied in the event that the SPA is in the form as provided prior to the date hereof to PB Capital.

     (g) Appointment of Director. A designee of PB Capital shall have been elected, subject to the consummation of the exchange contemplated by this Agreement, as a member of the Company's Board of Directors (the Board).

     (h) Opinion of Counsel. The Company shall have delivered to PB Capital the opinion of Goodwin, Procter & Hoar LLP, counsel to the Company, dated as of the Exchange Date, set forth on Exhibit 7(h) hereto and PB Capital shall have received an opinion from its counsel that the consummation of the transactions contemplated by this Agreement will not affect PB Capital's status as a "venture capital operating company" under ERISA.

     (i) Listing. The Exchange Securities shall have been approved for listing on the American Stock Exchange, subject only to official notice of issuance.

     (j) Authorization. The Exchange Securities and the issuance thereof pursuant to this Agreement shall have been authorized for issuance by the stockholders and Board of Directors of the Company.

     9. Covenants of the Company. The Company agrees that from and after the consummation of the transactions contemplated hereby, the Company will do the following:

     (a) Director's Indemnification. Enter into an Indemnification Agreement with any person (the "PB Designee") nominated by PB Capital in accordance with the Shareholders Agreement in the form entered into with the other members of the Board of Directors and maintain such levels of director and officer insurance each as required under Section 5.12 of the SPA. The provisions of this Section 9(a) are intended to be for the benefit of, and shall be enforceable by, each PB Designee and each PB Designee's heirs and representatives.

     (b) Access and Information. For so long as PB Capital holds at least 5% of the outstanding voting stock of the Company,
          (i) Access. Permit PB Capital (and its designated representatives) to visit and inspect any of the properties of the Company and the Subsidiaries, including the books and records of the Company and the Subsidiaries (and to make extracts and copies therefrom), and to consult with respect to and discuss the affairs, businesses, finances, operations and accounts of the Company and the Subsidiaries with the officers, directors, employees, affiliates and agents of such entities, all at such reasonable times and as often as PB Capital may reasonably request.
          (ii)  Information.  Deliver to such PB Capital the following:
                (A) As soon as practicable and in any event within 45 days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, (1) a consolidated statement of income and consolidated statements of changes in financial position and cash flows of the Company and the Subsidiaries for such quarterly period and for the period from the beginning of the current fiscal year to the end of such quarterly period, and
(2) a consolidated balance sheet of the Company and the Subsidiaries as at the end of such quarterly period, setting forth in each case, in comparative form, figures for the corresponding periods in the preceding fiscal year and corresponding figures for the budget for such quarterly period, all in reasonable detail and certified by an authorized financial officer of the Company, subject to changes resulting from year-end adjustments; provided, however, that delivery pursuant to clause (C) below of a copy of the Quarterly Report on Form 10-Q of the Company for such quarterly period filed with the SEC shall be deemed to satisfy the requirements of this clause (A);
                (B) As soon as practicable and in any event within 120 days after the end of each fiscal year, (1) a consolidated statement of income and consolidated statements of changes in financial position and cash flows of the Company and the Subsidiaries for such year, and (2) a consolidated balance sheet of the Company and the Subsidiaries as of the end of such year, setting forth in each case, in comparative form, corresponding consolidated figures from the preceding annual audit and corresponding figures for the budget for such fiscal year, all in reasonable detail together with an opinion directed to the Company of independent public accountants of recognized standing selected by the Company; provided, however, that delivery pursuant to clause
(C) below of a copy of the Annual Report on Form 10-K of the Company for such fiscal year filed with the SEC shall be deemed to satisfy the requirements of this clause (ii);
                (C) Promptly upon transmission thereof, copies of all financial statements, proxy statements, notices and reports as it shall send to its public stockholders and copies of all registration statements (without exhibits), other than on Form S-8 or any similar successor form, and all reports which it files with the SEC (or any governmental body or agency succeeding to the functions of the SEC);
                (D) Promptly upon receipt thereof, copies of all reports submitted to the Company by independent public accountants in connection with each annual, interim or special audit of the books of the Company or any Subsidiary made by such accountants, including the comment letter submitted by such accountants to management in connection with their annual audit; and
                (E) With reasonable promptness, such other financial data as any PB Capital may reasonably request.
     10.  Addition Agreements.
     (a) Voting Agreement. PB Capital shall be required, at any meeting of the holders of Common Stock or Series B Preferred Stock, however called, or in connection with any written consent of the holders of Common Stock or Series B Preferred Stock, to vote (or cause to be voted) the Shares then held of record or beneficially owned by it, unless the Special Committee withdraws its approval of the SPA or the transactions contemplated by the Investment Agreements, (i) in favor of the transactions contemplated by the SPA and this Agreement (together, the Investment Agreements), the execution, delivery and performance by the Company of the Investment Agreements and the approval of the terms thereof and each of the other actions contemplated by the Investment Agreements and any actions required in furtherance thereof and hereof including, without limitation, the amendment of the terms of the Series B Preferred Stock contemplated by the SPA; and (ii) unless PB Capital is required in its exercise of its fiduciary duties or otherwise under the Employee Retirement Income Security Act of 1974, as amended, to vote otherwise, against any action or agreement that would impede, frustrate, prevent or nullify the transactions contemplated by the Investment Agreements, or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the SPA or which would result in any of the conditions set forth in Article VI of the SPA not being fulfilled.
     (b) No Inconsistent Arrangements. PB Capital hereby covenants and agrees that, except as contemplated by the Investment Agreements, it shall not
(i) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shares or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shares or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to the Shares, or (iv) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares. Notwithstanding clause (i) or (ii), PB Capital may transfer the Shares to its limited partners with the prior written consent of the Company (which consent shall not be unreasonably withheld) as long as all such transferees agree to the terms of and become parties to this Agreement.
     (c)  Grant of Irrevocable Proxy; Appointment of Proxy.
          (i) PB Capital hereby irrevocably grants to, and appoints Robert Band and Dennis Ryan, or either of them, in their respective capacities as officers of the Company, and any individual who shall hereafter succeed to the office of President or Clerk of the Company, and each of them individually, PB Capital's proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote the Shares, or grant a consent or approval in respect of the Shares in favor of the Investment Agreements and all of the transactions contemplated thereby.
          (ii) PB Capital represents that any proxies heretofore given in respect of the Shares are not irrevocable, and that any such proxies are hereby revoked.
          (iii) PB Capital understands and acknowledges that its execution, delivery and performance of this Agreement is a condition to the closing of the transactions contemplated by the SPA. PB Capital hereby affirms that the irrevocable proxy granted hereunder is coupled with an interest is binding and may under no circumstances be revoked. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 41 of the Massachusetts Business Corporation Law.
     (d) Waiver of Appraisal Rights. PB Capital hereby waives any rights of appraisal or rights to dissent that it may have as a result of the amendment of the terms of the Series B Preferred Stock contemplated by the SPA.
     11.  Miscellaneous.
     (a) Amendments. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the other party hereto.
     (b) Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on any party's part of any breach, default or noncompliance under this Agreement, or any waiver on such party's part of any provisions or conditions of the Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.
     (c)  Notices.
          (i) All notices and other communications required or permitted under this Agreement shall be given in writing and shall be delivered to the relevant party or sent by registered air mail or facsimile to the address of that party or that party's facsimile number specified in subsection 11(c)(ii).
 Unless otherwise specified herein, each notice or other communication shall be deemed effective or having been given (i) on the date received, if personally delivered, (ii) the earlier of actual receipt or eight (8) business days after being sent, if sent by registered air mail, or (iii) one (1) business day after being sent, if sent by telecopier with confirmation of transmission.
          (ii) All notices and other communications shall be addressed as follows:

     if to PB Capital:
                         c/o  BLUM Capital Partners, L.P.
                         909 Montgomery Street, Suite 400
                         San Francisco, California 94133
                         Attn:  Murray Indick
                         Facsimile:  (415) 434-3130

     if to the Company:  Perini Corporation
                         73 Mt. Wayte Avenue
                         Framingham, Massachusetts 01701
                         Attn:  Robert Band, President
                         Telecopy No.:  (508) 628-2960

     With a copy to:
                         Goodwin, Procter & Hoar LLP
                         Exchange Place
                         Boston, Massachusetts 01209
                         Attention:  Richard A. Soden, Esq.
                         Telecopy No.:  (617) 523-1231

or such other address or telecopy number of a party, as that party shall have notified in writing to all other parties in accordance with subsection 11(b)(i).

     (d) Severability. Should any one or more of the provisions of this Agreement or of any agreement entered into pursuant to this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement and of each other agreement entered into pursuant to this Agreement, shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

     (e) Parties in Interest. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors and permitted assigns and shall inure to the benefit of and be enforceable by each such person. This Agreement shall be not assignable or delegable by either party except with the prior written consent of the other party hereto; provided, however, that the Company may assign its rights and delegate its obligations under this Agreement to any successor in interest of the Company, whether by merger, reorganization, sale of assets or otherwise so long as such successor expressly assumes the obligations hereof.

     (f) Expenses. The Company agrees, whether or not the transactions contemplated hereby are consummated, to pay, and hold PB Capital harmless from liability for the payment of reasonable fees, costs and expenses incurred by PB Capital in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby, including without limitation, its counsel.

     (g) Headings. The headings of the Sections and subsections of this Agreement have been inserted for convenience of reference only and do not constitute a part of this Agreement.

     (h)  Choice of Law.

          (i) It is the intention of the parties that the internal substantive laws, and not the laws of conflicts, of the State of New York shall govern the enforceability and validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties, except to the extent that the provisions of the Massachusetts General Laws applicable to Massachusetts corporations or other Massachusetts law shall mandatorily govern.

          (ii) EACH PARTY HERETO HEREBY CONSENTS TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF NEW YORK, STATE OF NEW YORK, AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO OR ARISING OUT OF THIS AGREEMENT SHALL BE TRIED AND LITIGATED ONLY IN SUCH COURTS. EACH PARTY HERETO HEREBY WAIVES TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW, AND AGREES NOT TO ASSERT, BY WAY OF MOTION, AS A DEFENSE OR OTHERWISE, IN ANY SUCH ACTION, SUIT, OR PROCEEDING, ANY CLAIM THAT IT IS NOT SUBJECT PERSONALLY TO THE JURISDICTION OF THE ABOVE-NAMED COURTS, THAT IT IS IMMUNE FROM EXTRATERRITORIAL INJUNCTIVE RELIEF OR OTHER INJUNCTIVE RELIEF, THAT ITS PROPERTY IS EXEMPT OR IMMUNE FROM ATTACHMENT OR EXECUTION, THAT ANY SUCH ACTION, SUIT, OR PROCEEDING MAY NOT BE BROUGHT OR MAINTAINED IN ONE OF THE ABOVE-NAMED COURTS, THAT ANY SUCH ACTION, SUIT OR PROCEEDING BROUGHT OR MAINTAINED IN ONE OF THE ABOVE-NAMED COURTS SHOULD BE DISMISSED ON THE GROUNDS OF FORUM NON CONVENIENS, SHOULD BE TRANSFERRED TO ANY COURT OTHER THAN ONE OF THE ABOVE-NAMED COURTS, OR THAT THIS AGREEMENT OR THE SUBJECT MATTER HEREOF MAY NOT BE ENFORCED IN OR BY ANY OF THE ABOVE-NAMED COURTS. EACH OF THE PARTIES HERETO HEREBY CONSENTS TO SERVICE OF PROCESS IN ANY SUCH ACTION, SUIT, OR PROCEEDING IN ANY MANNER PERMITTED BY THE LAWS OF THE STATE OF NEW YORK, AGREES THAT SERVICE OF PROCESS BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO THE PERSONS AND AT THE ADDRESSES SET FORTH IN SECTION 11(C) ABOVE, IS REASONABLY CALCULATED TO GIVE ACTUAL NOTICE, AND WAIVES AND AGREES NOT TO ASSERT BY WAY OF MOTION, AS A DEFENSE OR OTHERWISE, IN ANY SUCH ACTION, SUIT OR PROCEEDING ANY CLAIM THAT SUCH SERVICE OF PROCESS DOES NOT CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS.

          (iii) EACH PARTY HERETO HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE SUBJECT MATTER HEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SUBSECTION 11(h)(iii) HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS SHALL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, SUPPLEMENTS OR MODIFICATIONS TO (OR ASSIGNMENTS OF) THIS AGREEMENT. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL (WITHOUT A JURY) BY THE COURT.

     (i) Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts (including by facsimile), with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument.

     (j) No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

     (k) Entire Agreement. This Agreement contains the entire understanding of the parties hereto in respect of the subject matter hereof. This Agreement supersedes all prior agreements and understandings between the parties hereto with respect to such subject matter.

     (l) Further Assurances. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable legal requirements or otherwise, to consummate and make effective the transactions
contemplated by this Agreement.   Nothing in this Agreement shall obligate the
Company to consummate the SPA. If at any time after the date hereof any further action is necessary or desirable to carry out the purposes of this Agreement, either party, as the case may be, shall take or cause to be taken all such necessary or convenient action and execute, and deliver and file, or cause to be executed, delivered and filed, all necessary or convenient documentation.

     (k) Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate immediately in the event that the SPA is terminated in accordance with its terms.

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed by its duly authorized representative as of the date and year first set forth above.


                     COMPANY:

                                      PERINI CORPORATION

                                      By:  /s/ Robert Band
                                      ----------------------------------
                                      Name:   Robert Band
                                      Title:  President


                     PB CAPITAL:

                                      PB CAPITAL PARTNERS, L.P.

                                      By:  Blum Capital Partners, L.P.,
                                           its General Partner

                                      By:  Richard C. Blum & Associates, Inc.,
                                           its General Partner


                                       By:  /s/Marc T. Scholvinck
                                            ----------------------------------
                                            Name:   Marc T. Scholvinck
                                            Title:  Partner and
                                                    Chief Financial Officer



                               Exhibit C

                                                              Execution Copy


                           EXCHANGE AGREEMENT


          THIS EXCHANGE AGREEMENT (this Agreement) is entered into as of February 14, 2000 by and between Perini Corporation, a Massachusetts corporation (the Company), and The Common Fund for Non-profit Organizations, a New York non-profit corporation (The Common Fund).

                                RECITALS

     A. Pursuant to that certain Stock Purchase and Sale Agreement dated as of July 24, 1996 by and among Richard Blum & Associates, L.P. ("RCBA") and PB Capital Partners, L.P. ("PB Capital") and the Company and that certain Assignment and Assumption Agreement dated as of December 13, 1996 by and among PB Capital, RCBA, The Common Fund and the Company (collectively, with all agreements entered into in connection therewith, the "Original Purchaser Documents"), The Common Fund acquired 23,300 shares of Series B Cumulative Convertible Preferred Stock ("Series B Preferred Stock") of the Company (together with all shares of Series B Preferred Stock of the Company now or hereafter issued as payment-in-kind dividends on the shares of such stock now or hereafter held by The Common Fund, the "Shares").

     B. The Company has entered into that certain Securities Purchase Agreement (the "SPA") dated as of February 5, 2000 by and among Tutor-Saliba Corporation, a California corporation, O&G Industries, Inc., a Connecticut corporation, and the National Union Fire Insurance Company of Pittsburgh, PA, a Pennsylvania corporation (collectively, the "Purchasers"), pursuant to which the Purchasers have agreed to purchase an aggregate of 9,411,765 shares of newly issued common stock of the Company ("Common Stock"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the SPA.

     C. In connection with the SPA, the Company and the Purchasers have requested that The Common Fund exchange the Shares for shares of Common Stock of the Company.

     D. The Common Fund is willing to exchange the Shares for shares of Common Stock on the terms and subject to the conditions and covenants set forth herein.



                                AGREEMENT

          NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties herein contained, the parties hereto agree as follows:

     1.  Obligation to Exchange Securities.   Upon satisfaction of the
conditions set forth in Section 7 and 8 and immediately prior to the consummation of the transactions contemplated by the SPA, The Common Fund will, subject to the terms and conditions of this Agreement, exchange the Shares for shares of Common Stock (the "Exchange Securities") as set forth herein. Subject to the terms and conditions of this Agreement, the Shares will be exchanged into an aggregate of (i) 1,157,846.03 newly issued shares of Common Stock plus (ii) the number of shares of Common Stock equal to the product resulting from multiplying (x) the number of calendar days from March 15, 2000 after which the transactions contemplated hereby are consummated by
(y) 321.62. The Exchange Securities issuable hereunder upon exchange of the Shares shall be subject to adjustment for any split, combination, reclassification, recapitalization or other change in the Common Stock consummated prior to the consummation of the transactions contemplated hereby.
 The Company shall issue the Exchange Securities to The Common Fund free of any liens, claims, charges, security interests, pledges, voting or stockholder agreements, encumbrances or equities (other than any of the foregoing created by The Common Fund or arising under any federal or state securities laws) (collectively, "Liens").

     2.   Mechanics of Exchange.

     (a) Immediately following the satisfaction or waiver of the conditions set forth in Sections 7 and 8, The Common Fund shall surrender its certificate or certificates for the Shares, with appropriate stock powers attached, duly endorsed, at the office of the Company or any transfer agent for the Exchange Securities, together with a written notice to the Company that The Common Fund is exchanging the Shares, represented by such certificate or certificates. Upon such surrender, the Company shall issue and deliver to The Common Fund, a certificate or certificates representing the Exchange Securities to be issued, conveyed and delivered to The Common Fund pursuant to
Section 1.

     (b) The Common Fund shall be treated for all purposes as the record holder of the Exchange Securities as of the close of business on the date it surrenders its certificate or certificates for the Exchange Securities (the "Exchange Date").

(c)	If The Common Fund holds the Shares at the close of business on a record date which occurs after March 15, 2000 for any payment of declared dividends on the Shares or if the Company declares a dividend in cash or in kind other than the dividend payable on March 15, 2000 in accordance with the terms of the Series B Preferred Stock, The Common Fund shall be entitled to receive the dividend payable on the Shares on the corresponding dividend payment date notwithstanding the surrender of the Shares for Exchange Securities following such record date and prior to the corresponding dividend payment date.

     (d) If The Common Fund holds the Shares at the close of business on a record date for any payment of declared dividends on the Common Stock, and after such record date but prior to the corresponding dividend payment date, The Common Fund surrenders the Shares for Exchange Securities, The Common Fund shall be entitled to receive the dividend payable on such shares on the corresponding dividend payment date as if it had been the record holder of such shares at the close of business on the record date.

     3.  Representations and Warranties of the Company.    The Company hereby
represents and warrants to The Common Fund as follows:

     (a)  The SPA.  The Representations and Warranties made by the Company in
Section 3.01 of the SPA were true and complete as of the date thereof and are true and complete as of the date hereof.

     (b)  Corporate Power.   The Company has all requisite corporate power and
authority to execute and deliver this Agreement, to issue and sell the Exchange Securities hereunder, and to carry out the provisions of this Agreement.

     (c) Authorization; Binding Obligations. Except for stockholder approval of the Purchase and the transactions contemplated by this Agreement, all corporate action on the part of the Company necessary for the authorization of the execution and delivery of this Agreement and the performance of all obligations of the Company hereunder has been taken. This Agreement constitutes the valid and binding obligations of the Company enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights; and (ii) general principles of equity that restrict the availability of equitable remedies. The issuance and sale of the Exchange Securities are not and will not be subject to any preemptive rights, rights of first refusal, rights of first offer or other similar rights granted by the Company that have not been properly waived or complied with. The Exchange Securities, when issued in accordance with the terms hereof, shall be duly authorized, validly issued, fully paid and non-assessable and free and clear of all Liens.

     (d) Consents. No governmental orders, permissions, consents, approvals or authorizations are required to be obtained by the Company and no registrations or declarations are required to be filed by the Company in connection with the execution and delivery of this Agreement and the offer, sale or issuance of the Exchange Securities, except as will be duly and validly obtained or filed.

     (e) Compliance with Laws and Other Instruments. Except for stockholder approval of the Purchase and the transactions contemplated by this Agreement, the execution, delivery and performance by the Company of this Agreement (a) will not require from the board of directors of the Company any consent or approval that has not been validly and lawfully obtained, (b) will not cause the Company to violate or contravene (i) any provision of law, (ii) any rule or regulation of any agency or government, domestic or foreign, (iii) any order, writ, judgment, injunction, decree, determination or award, or (iv) any provision of the Articles of Organization or By-laws of the Company, or (c) will not result in a violation or conflict with, result in a breach of or constitute (with or without notice or lapse of time or both) a default under, any indenture, credit agreement, note agreement, deed of trust, mortgage, security agreement or other agreement, lease or instrument to which the Company is a party or by which the Company or any of its properties or assets are bound which would have a material adverse effect on the Company.

     (f) Offering Valid. Assuming the accuracy of the representations and warranties of The Common Fund contained in Section 4 hereof, the offer, sale and issuance of the Exchange Securities are and will be exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), and will have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws.

     (g) Disclosure. To the Knowledge of the Company (as defined in the SPA), no representation or warranty by the Company contained in this Agreement or the SPA, or in any certificate to be furnished by or on behalf of the Company pursuant hereto or thereto, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

     4. Representations and Warranties of The Common Fund. The Common Fund hereby represents and warrants to the Company as follows:

     (a) Good Standing and Qualification. The Common Fund has all requisite corporate power and authority to execute and deliver this Agreement and to carry out the provisions of this Agreement.

     (b) Authorization; Binding Obligations. All corporate action on the part of The Common Fund necessary for the authorization of the execution and delivery of this Agreement and the performance of all obligations of The Common Fund hereunder has been taken. This Agreement constitutes the valid and binding obligations of The Common Fund enforceable against The Common Fund in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights; and (ii) general principles of equity that restrict the availability of equitable remedies.

     (c) Ownership and Validity of the Shares. The Common Fund owns beneficially and of record the Shares, free of any liens, claims, charges, security interests, pledges, encumbrances or equities (other than any of the foregoing arising under this Agreement, the Original Purchase Documents or any federal or state securities laws).

     (d) Acquisition for Investment. The Common Fund is acquiring the Exchange Securities for its own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof, and The Common Fund has no present intention or plan to effect any distribution of the Exchange Securities; provided that the disposition of The Common Fund's property shall at all times be and remain within its control and subject to the provisions of this Agreement. The Common Fund is an "Accredited Investor" within the meaning of Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the "Securities Act").

     5. Reservation of Common Stock. To the extent that the Company has authorized stock which is not already reserved, the Company shall at all times reserve and keep available for issue upon the exchange of shares of Series B Preferred Stock for Exchange Securities such number of its authorized but unissued shares of Common Stock (or other Exchange Securities) as will be sufficient to permit the exchange in full of the shares of Series B Preferred Stock held by The Common Fund.

     6.  Indemnification.

     (a) Company Indemnification. The Company covenants and agrees to defend, indemnify and save and hold harmless The Common Fund, together with its officers, directors, partners, employees, trustees, attorneys and representatives and each person who controls The Common Fund within the meaning of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), from and against any and all losses, costs, expenses, liabilities, claims or legal damages (including, without limitation, reasonable fees and disbursements of counsel and accountants and other costs and expenses incident to any actual or threatened claim, suit, action or proceeding, whether incurred in connection with a claim against the Company (other than a claim under this Section 6) or a third party claim) (collectively, "Losses") arising out of or resulting from: (a) any inaccuracy in or breach of any representation, warranty, covenant or agreement made by the Company in this Agreement; (b) the failure of the Company to perform or observe fully any covenant, agreement or provision to be performed or observed by it pursuant to this Agreement; (c) any legal, administrative or other proceedings brought by a third party arising out of the transactions contemplated by this Agreement; or (d) any actual or threatened claim, suit, action or proceeding arising out of or resulting from the conduct by the Company of its business or operations, or the Company's occupancy or use of its properties or assets; provided, however, that, if and to the extent that such indemnification is unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of such indemnified liability which shall be permissible under applicable laws; and provided further however, that the Company shall not be liable for any Losses arising from any statement or omission in any filings by the Company under the Securities Act or Exchange Act in reliance upon and in conformity with written information provided to the Company by The Common Fund or for any Losses arising out of or resulting from any breach of or failure to comply with this Agreement by any Indemnified Party or any gross negligence or willful misconduct of any Indemnified Party.

     (b)  Procedure.  (i) Each party entitled to be indemnified pursuant to
Section 6(a) (each, an "Indemnified Party") shall promptly notify the Company in writing (a "Claim Notice") of any matter in respect of which the Company is or may be obligated to provide indemnification to such Indemnified Party on account of Section 6(a). The omission of any Indemnified Party so to notify the Company of any such matter shall not relieve the Company from any liability which the Company may have to such Indemnified Party except to the extent the Company shall have been materially prejudiced by the omission of such Indemnified Party so to notify the Company.

          (ii) With respect to claims for indemnification relating to actions or proceedings brought by any third party with respect to which an Indemnified Party is entitled to indemnification hereunder:

                (A) After the giving of the Claim Notice, if the Company shall acknowledge in writing to each Indemnified Party that the Company shall be obligated under the terms of its indemnity hereunder in connection with such action or proceeding, then the Company shall be entitled, if it so elects at its own cost, risk and expense, (i) to take control of the defense and investigation of such action or proceeding, (ii) to employ and engage attorneys of its own choice, subject to the reasonable approval of the Indemnified Party, to handle and defend the same unless the named parties to such action include both the Company or any of its officers, directors, Subsidiaries or Affiliates, on the one hand, and the Indemnified Party, on the other hand, and the Indemnified Party has been advised in writing by counsel that there may be one or more legal defenses available to such Indemnified Party that are in conflict with those available to the Company or any such officer, director, Subsidiary or Affiliate, in which event the Indemnified Party shall be entitled, at the Company's cost, risk and expense, to separate counsel of its own choosing, and (iii) to compromise or settle such claim, which compromise or settlement shall be made only with the written consent of the Indemnified Party, which shall not be unreasonably withheld or delayed; provided, however, if the resolution of any such action will or is reasonably expected to have a material adverse effect on The Common Fund, then, notwithstanding the foregoing, The Common Fund shall be entitled to control such resolution, including, without limitation, to take control of the defense and investigation of such proceeding or action, to employ and engage attorneys of its own choice to handle and defend the same, at the Company's cost, risk and expense, and to compromise or settle such action.

                (B) If the Company fails or is not permitted under the foregoing paragraph to assume the defense of such action or proceeding within fifteen (15) calendar days after receipt of the above-referenced notice, the Indemnified Party against which such action or proceeding has been asserted will, upon delivering notice to such effect to the Company, have the right to undertake at the Company's risk, cost and expense, the defense, compromise or settlement of such claim on behalf of and for the account and risk of the Company.
                (C) The Company shall be liable for any settlement of any action effected pursuant to and in accordance with this Section 6(b) and for any final judgment (subject to any right of appeal), and the Company agrees to indemnify and hold harmless the Indemnified Party from and against any Losses by reason of such settlement or judgment.

     (c) Indemnification Non-Exclusive. The foregoing indemnification provisions are in addition to, and not in derogation of, any statutory, equitable or common-law or other remedy any party may have for breach of representation, warranty, covenant or agreement.

     (d) Attorneys Fees and Costs. In any claim brought by an Indemnified Party under this Section 6 against the Company, the victorious party shall be entitled to receive reasonable attorneys fees and costs incurred in prosecuting or defending such claim.

     (e) Survival of Representations, Warranties and Covenants. Except as provided in clauses (i), (ii) and (iii) of this Section 6(e), the representations, warranties and agreements included in this Agreement shall survive for a period of 3 years: (i) the obligations set forth in Section 9 of this Agreement shall survive for the period specified therein for the performance of the covenants set forth therein; (ii) the representations set forth in Sections 3.01(n) (Taxes) of the SPA, 3.01(o) (Employee Benefit Plans and Related Matters; ERISA) of the SPA and 3.01(p) (Environmental Laws) of the SPA, each of which are incorporated herein through Section 3(a) of this Agreement, shall survive until the date that is six (6) months after the expiration of the longest applicable federal or state statute of limitations; and (iii) the representations and warranties set forth in the last two sentences of Section 3(c) (Authorization; Binding Obligations) and the obligations set forth in Section 6 (Indemnification) and in Section 11 (Miscellaneous) shall survive indefinitely.

     7. Conditions of Company's Obligations to Exchange. The obligation of the Company to exchange the Exchange Securities for the Shares is subject to the fulfillment of the following conditions, which may be waived in whole or in part by the Company in its sole discretion.

     (a) No Errors, etc. The representations and warranties of The Common Fund set forth in this Agreement that are qualified as to materiality shall be true and correct and those that are not so qualified shall be true and correct in all material respects as of the date of this Agreement and the Exchange Date as though made at and as of such date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties that are qualified as to materiality shall be true and correct, and those that are not so qualified shall be true and correct in all material respects, on and as of such earlier date).

     (b) Compliance with Agreement. The Common Fund shall have performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by it on or before the Exchange Date.

     (c) Certificate of Officer. The Common Fund shall have delivered to the Company a certificate dated the Exchange Date, executed by its President, certifying the satisfaction of the conditions specified in subsections (a) and
(b) of this Section 7.

     (d) Consummation of New Investment. The transactions contemplated by the SPA shall have been consummated on the terms thereof.

     (e) Authorization. The Exchange Securities and the issuance thereof pursuant to this Agreement shall have been authorized for issuance by the stockholders and of the Company.

     8. Conditions of The Common Fund's Obligations to Exchange. The obligation of The Common Fund to exchange the Shares for Exchange Securities is subject to the fulfillment of the following conditions, any of which may be waived in whole or in part by The Common Fund in its sole discretion.

     (a) No Errors, etc. The representations and warranties of the Company set forth in this Agreement or in the SPA that are qualified as to materiality shall be true and correct and those that are not so qualified shall be true and correct in all material respects as of the date of this Agreement and the Exchange Date as though made at and as of such date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties that are qualified as to materiality shall be true and correct, and those that are not so qualified shall be true and correct in all material respects, on and as of such earlier date).

     (b) Compliance with Agreement. The Company shall have performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by it on or before the Exchange Date.

     (c) Certificate of Officer. The Company shall have delivered to The Common Fund a certificate dated the Exchange Date, executed by its President, certifying the satisfaction of the conditions specified in subsections (a) and
(b) of this Section 8.

     (d) Qualification Under State Securities Laws. All registrations, qualifications, permits and approvals required under applicable state securities laws shall have been obtained for the lawful execution, delivery and performance of this Agreement, including without limitation the offer, sale, issue and delivery of the Exchange Securities.

     (e) Consummation of New Investment. All of the conditions to closing pursuant to the SPA shall have been satisfied, all of the closing deliveries required to be made by the SPA shall have been made (other than the delivery of the Shares by the Company to the Purchasers), the SPA will be consummated on the terms thereof and the conditions set forth in Sections 6.01(a), 6.01(b), 6.01(c), 6.02(a), 6.02(b), 6.02(c)(i)-(ii) and (iv)-(vi), 6.03(a)-
(c), 6.03(g), 6.03(h)(ii)-(iii), 6.03(i), 6.03(k), and 6.03(p) of the SPA
shall not have been waived. The Company shall have provided The Common Fund written certification as to the matters set forth in the foregoing sentence and that the transactions contemplated by the SPA will be consummated immediately following consummation of the transactions contemplated hereby.

     (f) The Common Fund Approval. The SPA shall be in form and substance satisfactory to The Common Fund and such condition shall be deemed satisfied in the event that the SPA is in the form as provided prior to the date hereof to The Common Fund.

     (g)  Intentionally omitted.

     (h) Opinion of Counsel. The Company shall have delivered to The Common Fund the opinion of Goodwin, Procter & Hoar LLP, counsel to the Company, dated as of the Exchange Date, set forth on Exhibit 7(h) hereto.

     (i) Listing. The Exchange Securities shall have been approved for listing on the American Stock Exchange, subject only to official notice of issuance.

     (j) Authorization. The Exchange Securities and the issuance thereof pursuant to this Agreement shall have been authorized for issuance by the stockholders and Board of Directors of the Company.

     9. Covenants of the Company. The Company agrees that from and after the consummation of the transactions contemplated hereby, the Company will do the following:

     (a)  Intentionally omitted.

     (b) Access and Information. For so long as The Common Fund holds at least 5% of the outstanding voting stock of the Company,
          (i) Access. Permit The Common Fund (and its designated representatives) to visit and inspect any of the properties of the Company and the Subsidiaries, including the books and records of the Company and the Subsidiaries (and to make extracts and copies therefrom), and to consult with respect to and discuss the affairs, businesses, finances, operations and accounts of the Company and the Subsidiaries with the officers, directors, employees, affiliates and agents of such entities, all at such reasonable times and as often as The Common Fund may reasonably request.
          (ii)  Information.  Deliver to such The Common Fund the following:
                (A) As soon as practicable and in any event within 45 days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, (1) a consolidated statement of income and consolidated statements of changes in financial position and cash flows of the Company and the Subsidiaries for such quarterly period and for the period from the beginning of the current fiscal year to the end of such quarterly period, and
(2) a consolidated balance sheet of the Company and the Subsidiaries as at the end of such quarterly period, setting forth in each case, in comparative form, figures for the corresponding periods in the preceding fiscal year and corresponding figures for the budget for such quarterly period, all in reasonable detail and certified by an authorized financial officer of the Company, subject to changes resulting from year-end adjustments; provided, however, that delivery pursuant to clause (C) below of a copy of the Quarterly Report on Form 10-Q of the Company for such quarterly period filed with the SEC shall be deemed to satisfy the requirements of this clause (A);
                (B) As soon as practicable and in any event within 120 days after the end of each fiscal year, (1) a consolidated statement of income and consolidated statements of changes in financial position and cash flows of the Company and the Subsidiaries for such year, and (2) a consolidated balance sheet of the Company and the Subsidiaries as of the end of such year, setting forth in each case, in comparative form, corresponding consolidated figures from the preceding annual audit and corresponding figures for the budget for such fiscal year, all in reasonable detail together with an opinion directed to the Company of independent public accountants of recognized standing selected by the Company; provided, however, that delivery pursuant to clause
(C) below of a copy of the Annual Report on Form 10-K of the Company for such fiscal year filed with the SEC shall be deemed to satisfy the requirements of this clause (ii);
                (C) Promptly upon transmission thereof, copies of all financial statements, proxy statements, notices and reports as it shall send to its public stockholders and copies of all registration statements (without exhibits), other than on Form S-8 or any similar successor form, and all reports which it files with the SEC (or any governmental body or agency succeeding to the functions of the SEC);
                (D) Promptly upon receipt thereof, copies of all reports submitted to the Company by independent public accountants in connection with each annual, interim or special audit of the books of the Company or any Subsidiary made by such accountants, including the comment letter submitted by such accountants to management in connection with their annual audit; and
                (E) With reasonable promptness, such other financial data as any The Common Fund may reasonably request.
     10.  Additional Agreements.
     (a) Voting Agreement. The Common Fund shall be required, at any meeting of the holders of Common Stock or Series B Preferred Stock, however called, or in connection with any written consent of the holders of Common Stock or Series B Preferred Stock, to vote (or cause to be voted) the Shares then held of record or beneficially owned by it, unless the Special Committee withdraws its approval of the SPA or the transactions contemplated by the Investment Agreements, (i) in favor of the transactions contemplated by the SPA and this Agreement (together, the "Investment Agreements"), the execution, delivery and performance by the Company of the Investment Agreements and the approval of the terms thereof and each of the other actions contemplated by the Investment Agreements and any actions required in furtherance thereof and hereof including, without limitation, the amendment of the terms of the Series B Preferred Stock contemplated by the SPA; and (ii) unless The Common Fund is required in its exercise of its fiduciary duties or otherwise under the Employee Retirement Income Security Act of 1974, as amended, to vote otherwise, against any action or agreement that would impede, frustrate, prevent or nullify the transactions contemplated by the Investment Agreements, or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the SPA or which would result in any of the conditions set forth in Article VI of the SPA not being fulfilled.
     (b) No Inconsistent Arrangements. The Common Fund hereby covenants and agrees that, except as contemplated by the Investment Agreements, it shall not
(i) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shares or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shares or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to the Shares, or (iv) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares.
     (c)  Grant of Irrevocable Proxy; Appointment of Proxy.
          (i) The Common Fund hereby irrevocably grants to, and appoints Robert Band and Dennis Ryan, or either of them, in their respective capacities as officers of the Company, and any individual who shall hereafter succeed to the office of President or Clerk of the Company, and each of them individually, The Common Fund's proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote the Shares, or grant a consent or approval in respect of the Shares in favor of the Investment Agreements and all of the transactions contemplated thereby.
          (ii) The Common Fund represents that any proxies heretofore given in respect of the Shares are not irrevocable, and that any such proxies are hereby revoked.
          (iii) The Common Fund understands and acknowledges that its execution, delivery and performance of this Agreement is a condition to the closing of the transactions contemplated by the SPA. The Common Fund hereby affirms that the irrevocable proxy granted hereunder is coupled with an interest is binding and may under no circumstances be revoked. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 41 of the Massachusetts Business Corporation Law.
     (d) Waiver of Appraisal Rights. The Common Fund hereby waives any rights of appraisal or rights to dissent that it may have as a result of the amendment of the terms of the Series B Preferred Stock contemplated by the SPA.
     11.  Miscellaneous.
     (a) Amendments. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the other party hereto.
     (b) Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on any party's part of any breach, default or noncompliance under this Agreement, or any waiver on such party's part of any provisions or conditions of the Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.
     (c)  Notices.
          (i) All notices and other communications required or permitted under this Agreement shall be given in writing and shall be delivered to the relevant party or sent by registered air mail or facsimile to the address of that party or that party's facsimile number specified in subsection 11(c)(ii).
 Unless otherwise specified herein, each notice or other communication shall be deemed effective or having been given (i) on the date received, if personally delivered, (ii) the earlier of actual receipt or eight (8) business days after being sent, if sent by registered air mail, or (iii) one (1) business day after being sent, if sent by telecopier with confirmation of transmission.
          (ii) All notices and other communications shall be addressed as follows:

     if to The Common Fund:
                         c/o  BLUM Capital Partners, L.P.
                         909 Montgomery Street, Suite 400
                         San Francisco, California 94133
                         Attn:  Murray Indick
                         Facsimile:  (415) 434-3130

     if to the Company:  Perini Corporation
                         73 Mt. Wayte Avenue
                         Framingham, Massachusetts 01701
                         Attn:  Robert Band, President
                         Telecopy No.:  (508) 628-2960

     With a copy to:
                         Goodwin, Procter & Hoar LLP
                         Exchange Place
                         Boston, Massachusetts 01209
                         Attention:  Richard A. Soden, Esq.
                         Telecopy No.:  (617) 523-1231

or such other address or telecopy number of a party, as that party shall have notified in writing to all other parties in accordance with subsection 11(b)(i).

     (d) Severability. Should any one or more of the provisions of this Agreement or of any agreement entered into pursuant to this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement and of each other agreement entered into pursuant to this Agreement, shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

     (e) Parties in Interest. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors and permitted assigns and shall inure to the benefit of and be enforceable by each such person. This Agreement shall be not assignable or delegable by either party except with the prior written consent of the other party hereto; provided, however, that the Company may assign its rights and delegate its obligations under this Agreement to any successor in interest of the Company, whether by merger, reorganization, sale of assets or otherwise so long as such successor expressly assumes the obligations hereof.

     (f) Expenses. The Company agrees, whether or not the transactions contemplated hereby are consummated, to pay, and hold The Common Fund harmless from liability for the payment of reasonable fees, costs and expenses incurred by The Common Fund in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby, including without limitation, its counsel.

     (g) Headings. The headings of the Sections and subsections of this Agreement have been inserted for convenience of reference only and do not constitute a part of this Agreement.

     (h)  Choice of Law.

          (i) It is the intention of the parties that the internal substantive laws, and not the laws of conflicts, of the State of New York shall govern the enforceability and validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties, except to the extent that the provisions of the Massachusetts General Laws applicable to Massachusetts corporations or other Massachusetts law shall mandatorily govern.

          (ii) EACH PARTY HERETO HEREBY CONSENTS TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF NEW YORK, STATE OF NEW YORK, AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO OR ARISING OUT OF THIS AGREEMENT SHALL BE TRIED AND LITIGATED ONLY IN SUCH COURTS. EACH PARTY HERETO HEREBY WAIVES TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW, AND AGREES NOT TO ASSERT, BY WAY OF MOTION, AS A DEFENSE OR OTHERWISE, IN ANY SUCH ACTION, SUIT, OR PROCEEDING, ANY CLAIM THAT IT IS NOT SUBJECT PERSONALLY TO THE JURISDICTION OF THE ABOVE-NAMED COURTS, THAT IT IS IMMUNE FROM EXTRATERRITORIAL INJUNCTIVE RELIEF OR OTHER INJUNCTIVE RELIEF, THAT ITS PROPERTY IS EXEMPT OR IMMUNE FROM ATTACHMENT OR EXECUTION, THAT ANY SUCH ACTION, SUIT, OR PROCEEDING MAY NOT BE BROUGHT OR MAINTAINED IN ONE OF THE ABOVE-NAMED COURTS, THAT ANY SUCH ACTION, SUIT OR PROCEEDING BROUGHT OR MAINTAINED IN ONE OF THE ABOVE-NAMED COURTS SHOULD BE DISMISSED ON THE GROUNDS OF FORUM NON CONVENIENS, SHOULD BE TRANSFERRED TO ANY COURT OTHER THAN ONE OF THE ABOVE-NAMED COURTS, OR THAT THIS AGREEMENT OR THE SUBJECT MATTER HEREOF MAY NOT BE ENFORCED IN OR BY ANY OF THE ABOVE-NAMED COURTS. EACH OF THE PARTIES HERETO HEREBY CONSENTS TO SERVICE OF PROCESS IN ANY SUCH ACTION, SUIT, OR PROCEEDING IN ANY MANNER PERMITTED BY THE LAWS OF THE STATE OF NEW YORK, AGREES THAT SERVICE OF PROCESS BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO THE PERSONS AND AT THE ADDRESSES SET FORTH IN SECTION 11(C) ABOVE, IS REASONABLY CALCULATED TO GIVE ACTUAL NOTICE, AND WAIVES AND AGREES NOT TO ASSERT BY WAY OF MOTION, AS A DEFENSE OR OTHERWISE, IN ANY SUCH ACTION, SUIT OR PROCEEDING ANY CLAIM THAT SUCH SERVICE OF PROCESS DOES NOT CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS.

          (iii) EACH PARTY HERETO HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE SUBJECT MATTER HEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SUBSECTION 11(h)(iii) HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS SHALL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, SUPPLEMENTS OR MODIFICATIONS TO (OR ASSIGNMENTS OF) THIS AGREEMENT. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL (WITHOUT A JURY) BY THE COURT.

     (i) Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts (including by facsimile), with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument.

     (j) No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

     (k) Entire Agreement. This Agreement contains the entire understanding of the parties hereto in respect of the subject matter hereof. This Agreement supersedes all prior agreements and understandings between the parties hereto with respect to such subject matter.

     (l) Further Assurances. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable legal requirements or otherwise, to consummate and make effective the transactions
contemplated by this Agreement.   Nothing in this Agreement shall obligate the
Company to consummate the SPA. If at any time after the date hereof any further action is necessary or desirable to carry out the purposes of this Agreement, either party, as the case may be, shall take or cause to be taken all such necessary or convenient action and execute, and deliver and file, or cause to be executed, delivered and filed, all necessary or convenient documentation.

     (k) Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate immediately in the event that the SPA is terminated in accordance with its terms.

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed by its duly authorized representative as of the date and year first set forth above.

                 COMPANY:

                                  PERINI CORPORATION

                                  By:  /s/
                                       ----------------------------------
                                       Name:   Robert Band
                                       Title:  President


                 THE COMMON FUND:

                               THE COMMON FUND FOR NON-PROFIT ORGANIZATIONS

                               By:  Blum Capital Partners, L.P.,
                                   its attorney-in-fact

                               By:  Richard C. Blum & Associates, Inc.,
                                    its General Partner


                                       By:  /s/Marc T. Scholvinck
                                            ----------------------------------
                                            Name:   Marc T. Scholvinck
                                            Title:  Partner and
                                                    Chief Financial Officer



                                   Exhibit D


                           SHAREHOLDERS' AGREEMENT

                         dated as of _______ ___, 2000

                                     among

                           TUTOR-SALIBA CORPORATION,

                                RONALD N. TUTOR,

                              O&G INDUSTRIES, INC.,

                          NATIONAL UNION FIRE INSURANCE
                            COMPANY OF PITTSBURGH, PA,

                            BLUM CAPITAL PARTNERS, L.P.

                            PB CAPITAL PARTNERS, L.P.,

                   THE COMMON FUND FOR NON-PROFIT ORGANIZATIONS,

                      THE UNION LABOR LIFE INSURANCE COMPANY,
                     ACTING ON BEHALF OF ITS SEPARATE ACCOUNT P,

                                      and

                              PERINI CORPORATION



TABLE OF CONTENTS

Page

ARTICLE I Definitions . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
     SECTION 1.01 Definitions . . . . . . . . . . . . . . . . . . . . . . . 1
     SECTION 1.02 Other Terms . . . . . . . . . . . . . . . . . . . . . . . 6

ARTICLE II Shares Subject to this Agreement; Transfers  . . . . . . . . . . 7
     SECTION 2.01 Shares Subject to this Agreement  . . . . . . . . . . . . 7
     SECTION 2.02 Restrictions on Transfer  . . . . . . . . . . . . . . . . 7
     SECTION 2.03 Permitted Transferees; Co-Investors; Public Offerings . . 8
     SECTION 2.04 Restrictions on Transfer Relating to Preservation of NOLs.8
     SECTION 2.05 Attempted Transfers in Violation of this Agreement  . . . 9
     SECTION 2.06 Legend  . . . . . . . . . . . . . . . . . . . . . . . . . 9

ARTICLE III Put Rights . . . . . . . . . . . . . . . . . . . . . . . . . . 11
     SECTION 3.01 Put Option . . . . . . . . . . . . . . . . . . . . . . . 11
     SECTION 3.02 Put Period . . . . . . . . . . . . . . . . . . . . . . . 11
     SECTION 3.03 Put Notice . . . . . . . . . . . . . . . . . . . . . . . 11
     SECTION 3.04 Put Price  . . . . . . . . . . . . . . . . . . . . . . . 11
     SECTION 3.05 Put Closing  . . . . . . . . . . . . . . . . . . . . . . 11
     SECTION 3.06 Assignment of Put Option . . . . . . . . . . . . . . . . 12
     SECTION 3.07 RNT Obligation Under Put Option  . . . . . . . . . . . . 12
     SECTION 3.08 Put Postponement . . . . . . . . . . . . . . . . . . . . 12
     SECTION 3.09 Exercise of Put Option Not a Transfer  . . . . . . . . . 12

ARTICLE IV  Call Rights  . . . . . . . . . . . . . . . . . . . . . . . . . 13
     SECTION 4.01 Call Option  . . . . . . . . . . . . . . . . . . . . . . 13
     SECTION 4.02 Call Period  . . . . . . . . . . . . . . . . . . . . . . 13
     SECTION 4.03 Call Notice  . . . . . . . . . . . . . . . . . . . . . . 13
     SECTION 4.04 Call Price . . . . . . . . . . . . . . . . . . . . . . . 13
     SECTION 4.05 Call Closing . . . . . . . . . . . . . . . . . . . . . . 13
     SECTION 4.06 Assignment of Call Option  . . . . . . . . . . . . . . . 14
     SECTION 4.07 Call Postponement  . . . . . . . . . . . . . . . . . . . 14
     SECTION 4.08 Exercise of Call Option Not a Transfer . . . . . . . . . 14

ARTICLE V Rights of First Refusal  . . . . . . . . . . . . . . . . . . . . 14
     SECTION 5.01 Right of First Refusal on Transfers  . . . . . . . . . . 14
     SECTION 5.02 Notice of Intent to Purchase . . . . . . . . . . . . . . 15
     SECTION 5.03 Offered Shares Closing . . . . . . . . . . . . . . . . . 15
     SECTION 5.04 Sale to Third Party  . . . . . . . . . . . . . . . . . . 16
     SECTION 5.05 Limitation as to National Union  . . . . . . . . . . . . 16

ARTICLE VI Tag-Along Rights  . . . . . . . . . . . . . . . . . . . . . . . 16
     SECTION 6.01 Tag-Along Option . . . . . . . . . . . . . . . . . . . . 16
     SECTION 6.02 Sale to Third Party  . . . . . . . . . . . . . . . . . . 17
     SECTION 6.03 Limitation as to National Union  . . . . . . . . . . . . 17

ARTICLE VII The Company's Board of Directors; Publicity  . . . . . . . . . 17
     SECTION 7.01 Nominees . . . . . . . . . . . . . . . . . . . . . . . . 17
     SECTION 7.02 Voting for Election of Directors . . . . . . . . . . . . 19
     SECTION 7.03 Vacancy; Removal . . . . . . . . . . . . . . . . . . . . 19
     SECTION 7.04 Continuation as Director . . . . . . . . . . . . . . . . 19
     SECTION 7.05 Publicity  . . . . . . . . . . . . . . . . . . . . . . . 19
     SECTION 7.06 Observer Rights for Shareholder Designee . . . . . . . . 19
     SECTION 7.07 Subscription Rights  . . . . . . . . . . . . . . . . . . 20

ARTICLE VIII Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . 21
     SECTION 8.01 Injunctive Relief  . . . . . . . . . . . . . . . . . . . 21
     SECTION 8.02 Entire Agreement . . . . . . . . . . . . . . . . . . . . 21
     SECTION 8.03 Binding Effect; Benefit  . . . . . . . . . . . . . . . . 21
     SECTION 8.04 Assignability  . . . . . . . . . . . . . . . . . . . . . 22
     SECTION 8.05 Amendment; Waiver; Termination . . . . . . . . . . . . . 22
     SECTION 8.06 Notices  . . . . . . . . . . . . . . . . . . . . . . . . 22
     SECTION 8.07 Fees and Expenses  . . . . . . . . . . . . . . . . . . . 24
     SECTION 8.08 Headings . . . . . . . . . . . . . . . . . . . . . . . . 25
     SECTION 8.09 Counterparts . . . . . . . . . . . . . . . . . . . . . . 25
     SECTION 8.10 Governing Laws; Consent to Jurisdiction  . . . . . . . . 25
     SECTION 8.11 Limitations on Damages . . . . . . . . . . . . . . . . . 25
     SECTION 8.12 Severability . . . . . . . . . . . . . . . . . . . . . . 25
     SECTION 8.13 Amendments to Laws . . . . . . . . . . . . . . . . . . . 25
     SECTION 8.14 No Third Party Beneficiaries . . . . . . . . . . . . . . 25
     SECTION 8.15 Mutual Drafting  . . . . . . . . . . . . . . . . . . . . 26
     SECTION 8.16 Further Representations  . . . . . . . . . . . . . . . . 26


     SHAREHOLDERS' AGREEMENT dated as of ________ __, 2000 (the "Agreement"), by and among Tutor-Saliba Corporation, a California corporation ("TSC"), Ronald N. Tutor ("RNT"), National Union Fire Insurance Company of Pittsburgh, PA, a Pennsylvania corporation ("National Union"), O&G Industries, Inc., a Connecticut corporation ("O&G"), BLUM Capital Partners, L.P., a California limited partnership ("BLUM"), PB Capital Partners, L.P., a Delaware limited partnership ("PB Capital"), The Common Fund for Non-Profit Organizations, a New York non-profit corporation ("The Common Fund"), and The Union Labor Life Insurance Company, a Maryland corporation acting on behalf of its Separate Account P ("ULLICO"), and Perini Corporation, a Massachusetts corporation (the "Company"). Except to the extent a signatory hereto is explicitly excluded from the application of particular provisions of this Agreement as specified below, TSC, National Union, O&G, BLUM, PB Capital, The Common Fund and ULLICO are collectively referred to as the "Shareholders". O&G, BLUM, PB Capital, The Common Fund and ULLICO shall each be a party to this Agreement solely for purposes of Sections 2.04, 2.05 and 2.06 and Articles VI, VII and VIII. The Company shall be a party to this Agreement solely for purposes of Sections 2.03, 2.04, 2.05 and 2.06 and Articles VII and VIII.

                             W I T N E S S E T H :

     WHEREAS, pursuant to the Securities Purchase Agreement (as defined below) TSC, National Union and O&G have agreed to acquire securities of the Company; and

     WHEREAS, RNT is the sole shareholder of TSC; and

     WHEREAS, the parties hereto desire to enter into this Agreement to govern certain of their relative rights, duties and obligations after consummation of the transactions contemplated by the Securities Purchase Agreement; and

     WHEREAS, O&G, BLUM, PB Capital, The Common Fund and ULLICO have agreed to become parties to this Agreement to govern certain restricted transfers as set forth in Sections 2.04, 2.05 and 2.06, to provide tag-along rights and obligations as set forth in Article VI and to provide certain rights and obligations with respect to the election of directors, observer status and subscription as set forth in Article VII only.

     NOW, THEREFORE, the Shareholders having authorized the execution and delivery of this Shareholders' Agreement as required by the laws of the jurisdiction in which each is incorporated or organized, as the case may be, and intending to be bound hereby, agree as follows:

                                   ARTICLE I

                                  Definitions
     SECTION 1.01 Definitions.

The following terms used in this Agreement have the following meanings:

              (a) "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person, provided that no security holder of the Company shall be deemed an Affiliate of any other security holder solely by reason of any investment in the Company.

              (b) "Beneficially Own" shall have the meaning set forth in Rules 13d-3 or 16a-1 of the Exchange Act.

              (c) "BLUM" has the meaning ascribed to it in the introductory paragraph to this Agreement.

              (d) "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in New York City are required or authorized by law to close.

              (e) "Call Event" means the proposed Transfer of Put/Call Shares to a bona fide purchaser through a registered public offering pursuant to registration rights granted under the Registration Rights Agreement.

              (f) "Call Return" means 14% per annum.

              (g) "Closing" means the Closing as defined in the Securities Purchase Agreement.

              (h) "Code" means the Internal Revenue Code of 1986, as amended from time to time.

              (i) "The Common Fund" has the meaning ascribed to it in the introductory paragraph to this Agreement.

              (j) "Common Stock" means the common stock, par value $1.00 per share, of the Company.

              (k) "Company" has the meaning ascribed to it in the introductory paragraph of this Agreement.

              (l) "Control" (including with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as used with respect to any Person, means the power, direct or indirect, (i) to vote or direct the voting of more than 50% of the outstanding shares of voting securities of such Person, or (ii) to direct or cause the direction of the management and policies of such Person whether by contract or otherwise, except that no change of control will be deemed to have occurred as a result of customary rights granted in any indenture, credit agreement or other agreement or instrument unless and until there has been a default under the terms of that agreement and the lender exercises the rights granted therein.

              (m) "Covered Common Stock" means the shares of Common Stock of the Company purchased by a Shareholder pursuant to the Securities Purchase Agreement or otherwise owned by a Shareholder on the date hereof.

              (n) "Definitive Agreements" mean this Agreement and the Securities Purchase Agreement, each as amended, modified or supplemented from time to time.

              (o) "Distributable Property-in-Kind" means Property-in-Kind (other than Property-in-Kind that has been included in the calculation of Distributions) distributed or declared for distribution to a Shareholder on account of any Shares or other securities distributed in kind on account of Shares.

              (p) "Distributions" mean (i) all cash dividends declared and paid on account of any Share, plus (ii) the cash proceeds received by a Shareholder from the sale of Property-in-Kind (minus all costs incurred by the Shareholder in connection with the sale, including attorneys fees and expenses), plus (iii) the Fair Market Value of any Property-in-Kind received by the Shareholder in exchange for Shares.

              (q) "Equity Security" means (i) any Common Stock or other Voting Securities, (ii) any securities of the Company convertible into or exchangeable for Common Stock or other Voting Securities or (iii) any options, rights or warrants (or any similar securities) issued by the Company to acquire Common Stock or other Voting Securities, in each case whether preferred or common, of any class or series, outstanding prior to or any time after the date of this Agreement.

              (r) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

              (s) "Fair Market Value" means (i) with respect to any security listed on a national securities exchange or quoted on the National Association of Securities Dealers, Inc. National Market System, the average of the daily closing prices on the American Stock Exchange (or the principal exchange or automated trading system on which such security may be listed or may trade) for the twenty (20) consecutive trading days commencing on the fifth (5th) trading day prior to the date as of which the Fair Market Value is being determined, and (ii) with respect to any security other than one described in clause (i) or any other property or assets, the Fair Market Value shall be the fair market value of such security or property established by two independent investment banking firms with national reputations, one of who will be selected by the Put Purchaser or Call Purchaser, as the case may be, and one of whom will be selected by the Put Seller or Call Seller, as the case may be.
 If the two investment banking firms arrive at fair market values that differ by more than 10%, the two investment banking firms shall select a third investment banking firm with a national reputation. The Fair Market Value shall be equal to the average of the two appraisals closest in value to each other in the case of three appraisals, or the average of the two appraisals if there is not a third appraisal. The closing price referred to in clause (i) for each day shall be the closing price, if reported, or, if the closing price is not reported, the average of the closing bid and asked prices as reported by the Nasdaq National Market (or such principal exchange or market) or a similar source selected from time to time by the Company for quotation of its Common Stock. In the event the closing prices required by clause (i) are unavailable, Fair Market Value shall be determined based on the ten (10) consecutive trading days commencing on the fifth (5th) trading day prior to the relevant date or, if such closing prices are unavailable, Fair Market Value shall be determined as provided in clause (ii).

              (t) "Initial Investment per Share" means the $4.25 per Share paid by National Union for the Covered Common Stock under the Securities Purchase Agreement, as adjusted for any subsequent common stock dividends, stock splits, reverse stock splits or other similar transactions.

              (u) "National Union" has the meaning ascribed to it in the introductory paragraph to this Agreement.

              (v) "New Security" means any Equity Security issued by the Company after the Closing; provided that "New Security" shall not include (i) any securities issuable upon conversion of any convertible Equity Security,
(ii) any securities issuable upon exercise of any option, warrant or other similar Equity Security, (iii) any securities issuable in connection with any stock split, stock dividend or recapitalization of the Company where such securities are issued to all stockholders of the Company on a pro rata basis,
(iv) any securities issued to officers, employees or directors of the Company or any of its Subsidiaries pursuant to any Board-approved officer, employee or director benefit plan or arrangement, (v) any securities issued in connection with any transaction whereby the Company acquires the stock, assets or business of a third party not prohibited by this Agreement, or (vi) any security issued in any public offering registered under the Securities Act .

              (w) "O&G" has the meaning ascribed to it in the introductory paragraph of this Agreement.

              (x) "PB Capital" has the meaning ascribed to it in the introductory paragraph to this Agreement.

              (y) "Person" means and includes an individual, a partnership, a joint venture, a corporation, a trust, a limited liability company, an unincorporated organization, any foreign, federal, state or local court or tribunal or administrative, governmental or regulatory body, agency commission, division, department, public body or other authority, or any other organization or entity.

              (z) "Pro Rata Share" means, as to any Shareholder or Permitted Transferee, the fraction of an entire issuance of New Securities, the numerator of which shall be the sum of (w) the number of shares of Common Stock owned by such Shareholder or Permitted Transferee immediately prior to such issuance of such New Securities plus (x) the number of shares of Common Stock into which then outstanding convertible securities (including, without limitation, options and warrants) owned by such Shareholder or Permitted Transferee are then exercisable or convertible, and the denominator of which shall be the sum of (y) the aggregate number of shares of Common Stock outstanding immediately prior to such issuance of such New Securities plus (y) the number of shares of Common Stock into which then outstanding convertible securities (including, without limitation, options and warrants) are then exercisable or convertible.

              (aa) "Property-in-Kind" means securities, personal property or other assets (other than cash or additional shares of Common Stock) distributed to a Shareholder on account of Shares or other securities distributed in kind on account of Shares, whether through a dividend, recapitalization, reorganization, merger or similar transaction.

              (bb) "Put Event" means (i) a change of Control of the Company;
(ii) a change of Control of TSC; (iii) one or more Transfers (other than a Transfer to a Permitted Transferee) by TSC and its Permitted Transferees of shares of Common Stock such that RNT fails to have sole direct or indirect Beneficial Ownership of at least 10% of the outstanding Common Stock of the Company (for purposes hereof, the voting securities of the Company Beneficially Owned, directly or indirectly, by TSC shall be deemed solely Beneficially Owned indirectly by RNT), (iv) RNT shall not be involved in the management of the Company or TSC, (v) breach of any provisions of the Definitive Agreements arising out of the sole actions of RNT or TSC; (vi) an order shall be entered by a court of competent jurisdiction finding TSC or RNT to be bankrupt or insolvent, ordering or approving liquidation or reorganization of TSC or appointing a receiver for all or substantially all of the property of TSC or RNT and such order shall not be vacated or stayed within 60 days, or an assignment shall be made by TSC or RNT for the benefit of its creditors; or (vii) acceleration of payment of a material principal amount of the senior debt of the Company. No Transfer of any security of the Company by National Union or any Permitted Transferee or Co-investor shall constitute or give rise to a Put Event hereunder.

              (cc) "Put Return" means 10% per annum.

              (dd) "Put/Call Shares" means up to 50% of the Shares purchased by National Union at Closing, which Shares (including Shares issued on account of any subsequent Common Stock dividends, stock splits, reverse stock splits or other similar transactions relating thereto) shall bear the legends set forth in subsections 2.06(a) and (b) and which shall be represented by a cer-tificate separate and distinct from any Shares held by National Union or its Permitted Transferee, if any, that are not identically legended, and (ii) Shares represented by certificates issued to replace the certificate(s) referred to in the preceding clause; provided, however, that the Put/Call Shares shall not include Shares Transferred in accordance with Article V (except as provided in Section 5.04) or Article VI (except as provided in Section 6.02) of this Agreement. Shares shall cease to be Put/Call Shares upon the lapse or termination of the Put Option or Call Option.

              (ee) "Registration Rights Agreement" means that certain Registration Rights Agreement dated even date herewith among the Company, TSC, National Union and O&G, as amended, modified or supplemented from time to time.

              (ff) "ROFR Shares" means: (i) as to National Union, its Permitted Transferees and any Co-Investors, any Put/Call Shares owned by such party (including Shares issued on account of any subsequent Common Stock dividends, stock splits, reverse stock splits or other similar transactions relating thereto), and (ii) as to TSC and its Permitted Transferees, any Shares owned by such party immediately following the Closing (including Shares issued on account of any subsequent Common Stock dividends, stock splits, reverse stock splits or other similar transactions relating thereto).

              (gg) "SEC" means the Securities and Exchange Commission.

              (hh) "Securities Act" means the Securities Act of 1933, as amended.

              (ii) "Securities Purchase Agreement" means that certain Securities Purchase Agreement dated even date herewith entered into by and among the Company, TSC, National Union and O&G relating to the purchase and sale of Covered Common Stock, as amended, modified or supplemented from time to time.

              (jj) "Shareholder" has the meaning ascribed to it in the introductory paragraph to this Agreement and also includes any Permitted Transferee, whether in connection with its execution and delivery as of the date hereof, or otherwise, so long as such Person Beneficially Owns any Shares and the Agreement has not terminated.

              (kk) "Shares" means shares of Covered Common Stock as adjusted for stock splits, reverse stock splits and Common Stock dividends declared and paid on account of Covered Common Stock and similar transactions.

              (ll) "Subsidiary" means any Person of which a Shareholder or Permitted Transferee shall now or hereafter own or be owned by, directly or indirectly, through one or more Subsidiaries or otherwise, a Person holding equity interests representing 100% of the voting securities of such Person.

              (mm) "Target Investment Value per Share" means, as of the date of any Put Notice or Call Notice, the amount to be paid to National Union or its Permitted Transferee, if any, such that the internal rate of return (calculated on an annual basis) on National Union's Initial Investment per Share, taking into account Distributions, shall be equal to the Put Return or Call Return, as the case may be.

              (nn) "Trading Day" with respect to a securities exchange or automated quotation system means a day on which such exchange or automated quotation system is open and conducting business.

              (oo) "Transfer" (including with correlative meanings, the terms "transferring" and "transferred") means the direct or indirect sale, assignment, transfer, grant of a participation or derivative interest in, pledge or other disposition of any Shares (or solicitation of any offers to buy or otherwise acquire, or take a pledge of, any Shares).

              (pp) "ULLICO" has the meaning ascribed to it in the introductory paragraph of this Agreement.

              (qq) "Voting Security" means at any time shares of any class of capital stock of the Company which are then entitled to vote generally in the election of directors.

     SECTION 1.02 Other Terms

Each of the following terms is defined in the Section set forth opposite such term:
         Term                            Section

         Assignee                         3.07
         Call Closing                     4.05
         Call Notice                      4.04
         Call Option                      4.01
         Call Period                      4.02
         Call Postponement                4.07
         Call Price                       4.05
         Call Purchaser                   4.01
         Call Seller                      4.01
         Co-Investor                      2.03
         Disposing Shareholder            6.01
         NOLs                             2.04
         Offer                            5.01
         Offered Shares                   5.01
         Offered Shares Closing           5.03
         Permitted Transferee             2.03
         Proposed Transferee              5.01
         Public Offerings                 2.03
         Purchasing Shareholder           5.02
         Put Closing                      3.06
         Put Event Period                 3.02
         Put Notice                       3.04
         Put Option                       3.01
         Put Period                       3.02
         Put Price                        3.05
         Put Postponement                 3.09
         Put Purchaser                    3.01
         Put Seller                       3.01
         Selling Shareholder              5.01
         Subscription Notice              7.07



                                  ARTICLE II

                   Shares Subject to this Agreement; Transfers

     SECTION 2.01 Shares Subject to this Agreement. Except as otherwise provided in any Article of this Agreement, the Shares owned by any Shareholder, Permitted Transferee or Co-Investor from time to time shall be subject to this Agreement. Shares transferred by any Shareholder, Permitted Transferee or Co-Investor shall not be entitled to the benefits of, or subject to the obligations in, this Agreement unless otherwise expressly provided for in this Agreement.


     SECTION 2.02  Restrictions on Transfer.


     SECTION 2.03 Permitted Transferees; Co-Investors; Public Offerings. No Shareholder, Permitted Transferee or Co-Investor may, directly or indirectly, Transfer to third parties or any other shareholder of the Company, any Shares (including, in the case of National Union or its Permitted Transferee, the Put/Call Shares), in whole or in part, unless both (i) such Shares are Transferred pursuant to Section 2.04 of this Agreement, and (ii) such Shares are Transferred, directly or indirectly, in accordance with Articles III, IV, V and VI of this Agreement to the extent such provisions are applicable. For purposes hereof, an indirect Transfer shall include the Transfer of Control of any Shareholder except where the indirect transferee is a Permitted Transferee..

              (a) A "Permitted Transferee" shall mean, as to any Shareholder,
(i) a Subsidiary of such Shareholder, (ii) any Person that owns, directly or indirectly, 100% of the outstanding capital stock of such Shareholder or (iii) a Subsidiary of a person described in clause (ii). A Shareholder shall be permitted to Transfer up to 100% of its Shares to a Permitted Transferee without first complying with any provisions of this Agreement other than Sections 2.04 and 2.05. A Permitted Transferee shall be entitled to the benefits of, and be subject to the obligations in, this Agreement. A Per-mitted Transferee shall be required to execute and deliver a counterpart of this Agreement and such other agreements as the Shareholders and the Company shall reasonably request agreeing to be bound hereby and such Permitted Transferee shall be deemed to be a Shareholder hereunder and a party to this Agreement.

              (b) A "Co-Investor" shall mean any Person (other than a Permit-ted Transferee or a purchaser in a bona fide registered public offering) to which any Shareholder, Permitted Transferee or Co-Investor Transfers Shares. Notwithstanding anything herein to the contrary, (x) a Co-Investor shall have no rights or obligations under Articles III, IV, V or VI of this Agreement (except as otherwise provided in Sections 5.04 or 6.02), and (y) a Co-Investor shall have no rights to nominate a director under Article VII but shall be subject to the voting requirements of Section 7.02 thereof.

              (c) A Shareholder shall be permitted to Transfer up to 100% of its Shares (other than Put/Call Shares) to a bona fide purchaser through a registered public offering pursuant to registration rights granted under the Registration Rights Agreement (a "Public Offering") without first complying with any provisions of this Agreement other than Sections 2.04 and 2.05 and Articles V and VI. Persons who acquire their Shares in a Public Offering shall not have any rights or obligations under this Agreement and shall not become parties hereto.

     SECTION 2.04 Restrictions on Transfer Relating to Preservation of NOLs. Notwithstanding any other provision of the Agreement to the contrary, to preserve the Company's ability to fully utilize its net operating loss carryforwards ("NOLs"), which each Shareholder deems to be a material favorable attribute of its investment in the Equity Securities of the Company, each of the Shareholders, their Permitted Transferees and the Co-Investors agrees that it will not purchase or sell any Equity Securities of the Company during the three-year period commencing on the Closing Date unless it meets each of the following four conditions:.

              (a) Such Shareholder, Permitted Transferee or Co-Investor shall notify each of the Company and the other parties hereto in writing at least fifteen (15) Business Days in advance of any proposed purchase or sale;

              (b) Other than with respect to Put/Call Shares being Transferred in accordance with Article III or IV of this Agreement, all the other Shareholders shall be given the opportunity to participate in any proposed purchase or sale in proportion to the amount of Equity Securities of the Company held by such Shareholder as of the date of the notice referred to in clause (a);

              (c) Each Shareholder, Permitted Transferee or Co-Investor shall consummate any proposed purchase or sale only to the extent that tax advisors for the Company (or in the alternative, tax advisors retained by the selling party reasonably acceptable to the Company and the Shareholders) have provided the Company with written advice that the proposed purchase or sale will not impair the ability of the Company to fully utilize its remaining NOLs; the Company shall use commercially reasonable efforts to obtain tax advice referred to in this clause (c) from its tax advisors and shall cooperate with the reasonable requests for information from the Shareholders and their respective tax advisors retained pursuant to this clause (c); and

              (d) Each Permitted Transferee and Co-Investor shall execute and deliver a counterpart of this Agreement or such other agreements as the Shareholders and the Company shall reasonably request as to the existence and enforceability of Sections 2.04 and 2.05 and such Permitted Transferee or Co-Investor shall be deemed to be a Shareholder hereunder and a party to this Agreement for such purposes.

In addition, each of the Shareholders and their respective Permitted Transferees agrees that during the three year period commencing on the Closing Date, it will - and it will use commercially reasonable efforts to cause any director designated by it to - vote against any issuance or redemption of Equity Securities by the Company if such issuance or redemption would impair the ability of the Company to fully utilize its remaining NOLs unless such issuance or redemption is authorized by Shareholders and their Permitted Transferees holding at least two-thirds of the Shares then held by such persons.

     SECTION 2.05 Attempted Transfers in Violation of this Agreement. Any attempt by a Shareholder, Permitted Transferee or Co-Investor to transfer Equity Securities of the Company or any interest therein, directly or indirectly, to any Person in violation of any provision of this Agreement shall be void ab initio and the Company shall have no obligation to, and shall refuse to, register such Equity Securities of the Company in the name of the transferee and the transferee shall have no rights with respect to such Equity Securities.

     SECTION 2.06  Legend.

              (a) In addition to any other legend that may be required pursu-ant to the Securities Purchase Agreement or otherwise, each certificate for the Shares that is issued to any Shareholder shall bear a legend in substantially the following form:

              "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER (INCLUDING RIGHTS OF FIRST REFUSAL AND TAG-ALONG RIGHTS), ALL AS SET FORTH IN THE SHAREHOLDERS' AGREEMENT DATED AS OF ______ ___, 2000. THE HOLDER OF THIS CERTIFICATE MAY REQUEST A COPY OF THE SHAREHOLDERS' AGREEMENT FROM THE COMPANY, A COPY OF WHICH THE COMPANY WILL MAIL TO THE HOLDER OF THIS CERTIFICATE WITHOUT CHARGE WITHIN FIVE (5) DAYS AFTER RECEIPT OF THE REQUEST ADDRESSED TO THE SECRETARY OF THE COMPANY."

              (b) In addition to any other legend that may be required, each certificate for the Put Shares that is issued to any Shareholder shall bear a legend in substantially the following form:

              "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO PUT AND CALL OPTIONS AS SET FORTH IN THE SHAREHOLDERS' AGREEMENT DATED AS OF ________ ___, 2000 AND ARE NOT TRANSFERABLE EXCEPT AS PERMITTED UNDER THAT AGREEMENT. THE HOLDER OF THIS CERTIFICATE MAY REQUEST A COPY OF THE SHAREHOLDERS' AGREEMENT FROM THE COMPANY, A COPY OF WHICH THE COMPANY WILL MAIL TO THE HOLDER OF THIS CERTIFICATE WITHOUT CHARGE WITHIN FIVE (5) DAYS AFTER RECEIPT OF THE REQUEST ADDRESSED TO THE SECRETARY OF THE COMPANY."

              (c) In addition to any other legend that may be required, each certificate for Equity Securities that is issued to any Shareholder shall bear a legend in substantially the following form:

              "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER IN ORDER TO PRESERVE THE COMPANY'S ABILITY TO UTILIZE ITS NET OPERATING LOSS CARRYFORWARDS AS SET FORTH IN THE SHARE-HOLDERS' AGREEMENT DATED AS OF ________ ___, 2000 AND ARE NOT TRANSFERABLE EXCEPT AS PERMITTED UNDER THAT AGREEMENT. THE HOLDER OF THIS CERTIFICATE MAY REQUEST A COPY OF THE SHAREHOLDERS' AGREEMENT FROM THE COMPANY, A COPY OF WHICH THE COMPANY WILL MAIL TO THE HOLDER OF THIS CERTIFICATE WITHOUT CHARGE WITHIN FIVE (5) DAYS AFTER RECEIPT OF THE REQUEST ADDRESSED TO THE SECRETARY OF THE COMPANY."

              (d) The same legends shall be placed on all certificates for Shares and other Equity Securities, as the case may be, that are or become subject to this Agreement. The failure to place legends on a certificate shall not affect the application of this Agreement to the Shareholders.

              (e) If any Shares shall cease to be subject to the restrictions on Transfer under this Article II, the holder may request that the Company remove the legend set forth in Section 2.06(a) or, if the Shares shall cease to be Put/Call Shares, the holder may request the Company to remove the legend set forth in Section 2.06(b), or, if Equity Securities shall cease to be subject to the restrictions on Transfer set forth in Section 2.04, the holder may request the Company to remove the legend set forth in Section 2.06(c)and issue a new certificate evidencing such Equity Securities without the applicable legend required to be endorsed thereon, if such legend is no longer applicable.

                                 ARTICLE III

                                 Put Rights

     SECTION 3.01 Put Option. Subject to Section 2.04 (other than subsection 2.04(b)), National Union and its Permitted Transferees, if any (collectively the "Put Seller") shall have the right, at their collective discretion, to cause TSC or its Assignee (as hereafter defined) (a "Put Purchaser") to purchase (the "Put Option") all (but not less than all) of the Put/Call Shares owned by the Put Seller as of the date notice is given pursuant to Section 3.03; provided, however, that during a Put Event Period, National Union may elect to include within the term "Put/Call Shares" for purposes of this
Article III any other Shares purchased by National Union at Closing then owned by it (including Shares issued on account of any subsequent Common Stock dividends, stock splits, reverse stock splits or other similar transactions relating thereto).


      SECTION 3.02 Put Period. The "Put Period" shall be the period commenc-ing on the third anniversary of the Closing and ending on the sixth anni-versary of the Closing. In addition, a "Put Event Period" shall also commence on the occurrence of a Put Event and shall continue for ninety (90) days thereafter.


     SECTION 3.03 Put Notice. The Put Seller shall exercise the Put Option by delivery of written notice to the Put Purchaser during the Put Period or Put Event Period, as the case may be. Upon receipt of a Put Notice in accordance with the terms hereof, the Put Seller shall be obligated to sell all of the Put/Call Shares then outstanding free and clear of all liens and encumbrances created by it or its Affiliates (other than pursuant to this Agreement) and the Put Purchaser shall be obligated to purchase all of such Put/Call Shares at the applicable Put Price in accordance with, and subject to, the terms hereof; provided, however, that the Put Option may not be exer-cised if the Put Seller has breached the requirements of Article 2 hereof for so long as such breach is continuing.


     SECTION 3.04 Put Price. The "Put Price" shall be the product of the (a) the number of Put/Call Shares outstanding subject to the Put Option, multiplied by (b) the Target Investment Value per Share. At the Put Closing, the Put Seller will distribute to the Put Purchaser the Distributable Property-in-Kind.


     SECTION 3.05 Put Closing. The closing of the purchase and sale of Put/Call Shares pursuant to the Put Option, shall take place at the principal office of the Put Purchaser on a Business Day to be mutually agreed upon by the Put Purchaser and Put Seller, which date shall be as soon as practicable after receipt of the Put Notice (the "Put Closing"); provided, however, that if the purchase of Put/Call Shares is subject to prior regulatory approval or requires the determination of Fair Market Value, the parties will use their reasonable best efforts to obtain the necessary regulatory approvals or determination of Fair Market Value and Put Closing shall be postponed until the expiration of five (5) Business Days after the later of (i) all such regulatory approvals shall have been received or (ii) the determination of Fair Market Value. At the Put Closing, the Put Seller shall deliver to the Put Purchaser (A) the certificates representing the Put/Call Shares duly endorsed or accompanied by stock powers executed in blank, in form and substance satisfactory to the Put Purchaser, together with all other documents required to be executed in connection with the sale of the Put/Call Shares and evidence satisfactory to the Put Purchaser that the Put/Call Shares are being trans-ferred free and clear of all liens and encumbrances created by the Put Seller or its Affiliates, and (B) all Distributable Property-in-Kind (it being understood that in no event shall a Put Seller be obligated to make any representations and warranties, or to provide any indemnities, with respect to any matters other than title to the Put Shares and Distributable Property-in-Kind held by such Person, such title being free and clear of all liens and encumbrances created by it or its Affiliates, and such Person's authority, authorization and right to enter into and consummate the sale without contravention of any law or agreement, and without the need for any third party (not including any governmental or regulatory consent or approval which shall have been received)). At the Put Closing, the Put Purchaser shall pay the Put Price by delivery of cash by wire transfer to the account of the Put
Seller.   At the Put Closing, the Put Seller will transfer the Distributable
Property-in-Kind to the Put Purchaser.


     SECTION 3.06 Assignment of Put. OptionTSC may assign its rights and obligations to purchase the Put/Call Shares to an Affiliate, including RNT, the Company or a Permitted Transferee (the "Assignee"), in which event all references to TSC shall be deemed to refer to any Assignee and such Assignee shall be deemed a party to this Agreement. Notwithstanding an assignment of the Put Option by TSC or its Permitted Transferee, TSC shall remain liable under this Article III. The rights and obligations of the Put Seller under this Article III are not assignable without the consent of TSC.


     SECTION 3.07 RNT Obligation Under Put Option. RNT shall be jointly and severally liable for all obligations of TSC under this Article III.


     SECTION 3.08 Put Postponement. Notwithstanding anything herein to the contrary, the Put Seller may not exercise the Put Option if prohibited from doing so under Article II or applicable law, provided the Put Purchaser and Put Seller, as applicable, shall take all reasonable steps to comply with such applicable law.


SECTION 3.09 Exercise of Put Option Not a Transfer. Neither the exercise by the Put Seller of the Put Option, nor the consummation of the transaction con-templated thereby, shall constitute a Transfer that is subject to the right of first refusal set forth in Article V or that is subject to the tag-along rights set forth in Article VI.


                                  ARTICLE IV

                                  Call Rights

     SECTION 4.01 Call Option. Subject to Section 2.04 (other than subsection 2.04(b)), TSC or its Assignee (in either case, the "Call Purchaser") has the right, at its sole option, to cause National Union and its Permitted Transferees, if any (collectively the "Call Seller") to sell (the "Call Option") to TSC or its Assignee all (but not less than all) of the Put/Call Shares held by the Call Seller as of the date notice is given pursuant to
Section 4.03.


     SECTION 4.02 Call Period. The "Call Period" shall be the period commencing on the third anniversary of the Closing and ending on the sixth anniversary of the Closing. In addition, a Call Period shall also commence on the occurrence of a Call Event and shall continue for ninety (90) days thereafter.


     SECTION 4.03 Call Notice. A Call Purchaser shall exercise its Call Option by delivery of written notice to the Call Seller during the Call Period. Upon receipt of a Call Notice in accordance with the terms hereof, the Call Seller shall be obligated to sell all of its or their Put/Call Shares free and clear of all liens and encumbrances created by it or its Affiliates (other than pursuant to this Agreement) and the Call Purchaser shall be obli-gated to purchase all of its or their Put/Call Shares at the Call Price in accordance with, and subject to, the terms hereof.


     SECTION 4.04 Call Price. The "Call Price" for the Put/Call Shares shall be the product of the (a) the number of Put/Call Shares outstanding and subject to the Call Option, multiplied by (b) the Target Investment Value per Share. At the Call Closing, the Call Seller with distribute to the Call Purchaser the Distributable Property-in-Kind.



     SECTION 4.05 Call Closing. The closing of the purchase and sale of Put/Call Shares pursuant to the Call Option, shall take place at the principal office of the Call Purchaser on a Business Day to be mutually agreed upon by the Call Purchaser and the Call Seller, which date shall be as soon as practicable days after receipt of the Call Notice (the "Call Closing"); provided, however, that if the purchase of Put/Call Shares is subject to prior regulatory approval or requires the determination of Fair Market Value, the parties will use their reasonable best efforts to obtain the necessary regulatory approvals or determination of Fair Market Value and the Call Closing shall be postponed until the expiration of five (5) Business Days after the later of (i) all such regulatory approvals shall have been received or (ii) the determination of Fair Market Value. At the Call Closing, the Call Seller shall deliver to the Call Purchaser (A) the certificates representing the Put/Call Shares duly endorsed or accompanied by stock powers executed in blank, in form and substance satisfactory to the Call Purchaser, together with all other documents required to be executed in connection with the sale of the Put/Call Shares and evidence satisfactory to the Call Purchaser that the Put/Call Shares are being transferred free and clear of all liens and encumbrances created by the Call Seller or its Affiliates, and (B) all Distributable Property-on-Kind (it being understood that in no event shall a Call Seller be obligated to make any representations and warranties, or to provide any indemnities, with respect to any matters other than title to the Put/Call Shares and Distributable Property-in-Kind held by such Person, such title being free and clear of all liens and encumbrances created by it or its Affiliates, and such Person's authority, authorization and right to enter into and consummate the sale without contravention of any law or agreement, and without the need for any third party (not including any governmental or regu-latory consent or approval which shall have been received)). At the Call Closing, the Call Purchaser shall pay the Call Price by delivery of cash by wire transfer to the account of the Call Seller. At the Call Closing, the Call Seller will transfer the Distributable Property-in-Kind to the Call Purchaser.


     SECTION 4.06 Assignment of Call Option. TSC may assign its rights and obligations to purchase the Put/Call Shares to any Permitted Transferee and, with the consent of National Union to such transfer of the Call Option in writing (which such consent shall be in the sole discretion of National Union and may be granted or withheld for any reason or no reason), to any other assignee.


     SECTION 4.07 Call Postponement. Notwithstanding anything herein to the contrary, the Call Purchaser may not exercise the Call Option if prohibited from doing so under applicable law, provided the Call Purchaser and Call Seller, as applicable, shall take all reasonable steps to comply with such applicable law.


     SECTION 4.08 Exercise of Call Option Not a Transfer. Neither the exer-cise by the Call Purchaser of the Call Option, nor the consummation of the transaction contemplated thereby shall constitute a Transfer that is subject to the right of first refusal set forth in Article V or that is subject to the tag-along rights set forth in Article VI.


                                  ARTICLE V

                          Rights of First Refusal

     SECTION 5.01  Right of First Refusal on Transfers.

              (a) Only National Union, TSC and their respective Permitted Transferees shall have any rights and obligations under this Article V (each a "Selling Holder"). Subject to Sections 2.04, 5.04 and 5.05, if any Selling Holder desires to Transfer all or any part of the ROFR Shares owned by it pursuant to a bona fide offer from a third party (the "Proposed Transferee"), the Selling Shareholder shall submit a written offer (the "Offer") to sell such shares (the "Offered Shares") on terms and conditions, including price, not less favorable than those on which the Selling Shareholder proposes to sell such Offered Shares to the Proposed Transferee to TSC and its Permitted Transferees (if the Selling Holder is National Union or its Permitted Transferees) or to National Union and its Permitted Transferees (if the Selling Holder is TSC, RNT or their Permitted Transferees); in either case, the parties to whom the Selling Holders offer their shares are referred to in this Article V as the "Offerees".

              (b) The rights of TSC or its Permitted Transferees, on the one hand, and National Union and its Permitted Transferees, on the other hand, under this Article V shall be in addition to and not in substitution of their respective rights under the Put Option or Call Option, as the case may be, in their discretion.

              (c) So long as the Put Option and Call Option shall remain in effect, any Put/Call Shares not otherwise Transferred as permitted under
Section 2.03, Article V or Article VI shall continue to be subject to Articles III and IV, as the case may be.

              (d) The Offer shall disclose the identity of the Proposed Transferee, the number of Offered Shares proposed to be sold, the total number of ROFR Shares owned by the Selling Shareholder, the terms and conditions (including price) of the proposed sale, and any other material facts relating to the proposed sale. The Offer shall further state that the Offerees may acquire, in accordance with the provisions of this Agreement, the Offered Shares for the price and upon the other terms and conditions, including deferred payment (if applicable), set forth therein.

     SECTION 5.02 Notice of Intent to Purchase. If an Offeree desires to purchase the Offered Shares offered to it, it shall communicate in writing its election to purchase to the Selling Shareholder and each other Offeree within fifteen (15) days of the date of the Offer (each party providing such notice, a "Purchasing Shareholder") . A Purchasing Shareholder may also, but shall not be required to, state that it is exercising an over-allotment right (the "Over-Allotment Right") and the number of Shares it is willing to acquire pursuant to such right; if any Offeree does not exercise its right of first refusal pursuant to Section 5.01(a)(i), such Shares shall be allocated pro rata among the Purchasing Shareholders exercising the Over-Allotment Right up to the maximum amount stated in such Purchasing Shareholder's notices. Such communication shall, when taken in conjunction with the Offer, be deemed to constitute a valid, binding and enforceable agreement for the sale and purchase of the Offered Shares.


     SECTION 5.03 Offered Shares Closing. The closing of the purchase and sale of Offered Shares pursuant to the Offer, shall take place at the principal office of the Selling Shareholder on a Business Day to be mutually agreed to by the Selling Shareholders and the Purchasing Shareholders (the "Offered Shares Closing"), provided that if the purchase of Offered Shares is subject to prior regulatory approval, the parties will use their reasonable best efforts to obtain the necessary regulatory approvals and the Offered Shares Closing shall be postponed until the expiration of five (5) Business Days after all such regulatory approvals shall have been received. At the Offered Shares Closing, the Selling Shareholder shall deliver to the Purchasing Shareholder(s) the certificates representing the Offered Shares duly endorsed or accompanied by stock powers executed in blank, in form and substance satisfactory to the Purchasing Shareholder(s), together with all other documents required to be executed in connection with the sale of the Offered Shares and evidence satisfactory to the Purchasing Shareholder(s) that the Offered Shares are being transferred free and clear of all liens and encumbrances created by the Selling Shareholder or its Affiliates (it being understood that in no event shall a Selling Shareholder be obligated to make any representations and warranties, or to provide any indemnities, with respect to any matters other than title to the Offered Shares held by such Person, such title being free and clear of all liens and encumbrances created by it or its Affiliates, and such Person's authority, authorization and right to enter into and consummate the sale without contravention of any law or agreement, and without the need for any third party (not including any governmental or regulatory consent or approval which shall have been received)). At the Offered Shares Closing a Purchasing Shareholder shall pay the purchase price for the Offered Shares in such amount and on such payment terms as set forth in the Offer.


     SECTION 5.04 Sale to Third Party. If the Shareholders do not purchase all of the Offered Shares, the Offered Shares not so purchased may be sold by the Selling Shareholder at any time within sixty (60) days after the date the Offer was made. Any such sale shall be to the Proposed Transferee at not less than the price and upon other terms and conditions not more favorable to the Proposed Transferee than those specified in the Offer. If any Offered Shares are not sold within the sixty (60)-day period or if the terms of the Offer shall change, the Offered Shares shall be subject to renewed compliance with the requirements of the right of first refusal pursuant to Section 5.01. Any third party to whom Shares are sold shall become a Co-Investor and shall have no rights or obligations under this Agreement except as provided in Sections 2.02(i), 2.03(b), 2.04 and 2.05, provided, however, that if (x) the Transfer to a Co-Investor is a Transfer by National Union or its Permitted Transferee of Put/Call Shares and if the price to be paid equals or exceeds the Target Investment Value per Share (using the Call Rate as the discount rate) as of the date set for payment, then the Put/Call Shares so Transferred shall continue to be subject to the Call Option and the purchasing Co-Investor shall execute such documents as are reasonably requested by TSC or its Assignee as to the existence and enforceability of the Call Option, and (y) if the Transfer to a Co-Investor is a Transfer by National Union or its Permitted Transferee of Put/Call Shares and if RNT consents to such Transfer and the continuation of the Put Option and the Call Option in writing (which such consent shall be in the sole discretion of RNT and may be granted or withheld for any reason or no reason), then the Put/Call Shares so Transferred shall continue to be subject to the Put Option and the Call Option.


     SECTION 5.05 Limitation as to National Union. The rights and obligations set forth in this Article V shall not apply to any Shares purchased by National Union other than the Put/Call Shares.


                                  ARTICLE VI

                               Tag-Along Rights

     SECTION 6.01 Tag-Along Option. Subject to Sections 2.04 and 6.03 of this Agreement, if a Shareholder (a "Disposing Shareholder") (i) decides to sell Shares and (ii) either (x) any one or more of the other Shareholders have not exercised their right of first refusal as provided in Article V and purchased the Offered Shares or (y) the Shares in question are not subject to Article V, the Disposing Shareholder will cause the intended purchaser of such Disposing Shareholder's Shares to afford to each party hereto that is a Shareholder for purposes of this Article VI (each, a "Non-Exercising Shareholder"), at its option, the opportunity to sell (and will require the prospective purchaser to purchase) the Shares held by such remaining Shareholders in the same proportion to the number of shares sought to be disposed of by the Disposing Shareholder and Non-Exercising Shareholders and on the same terms and conditions as those to be sold by the Disposing Shareholder, and for the same consideration per share. The Disposing Shareholder's obligation to afford the Non-Exercising Shareholders, or cause the Non-Exercising Shareholders to be afforded, the opportunity and rights set forth in this Article VI, shall be discharged if the Non-Exercising Shareholders are given written notice which allows such Shareholder thirty (30) days to elect to avail themselves of such rights by written notice to the Disposing Shareholder. If any Non-Exercising Shareholder elects to not participate or otherwise does not affirmatively respond within such thirty (30) day period, the Disposing Shareholders and such Non-Exercising Shareholders who have made an affirmative election to sell their Shares may proceed with the sale, without regard to the application of this Article VI to the non-electing remaining Shareholder(s).


     SECTION 6.02 Sale to Third Party. Any such sales shall be at not less than the price and upon other terms and conditions not more favorable than those specified in the Offer. If any such Shares are not sold within a sixty
(60)-day period from the date of the Offer, or if the terms of the Offer shall change, the Shares shall be subject to the requirements of the tag-along right pursuant to Section 6.01. Any third party to whom Shares are sold shall become a Co-Investor and shall have no rights or obligations hereunder except as provided in Sections 2.02(i), 2.03(b), 2.04 and 2.05, provided, however, that if the sale to a third party is a sale by National Union or its Permitted Transferee of Put/Call Shares and if the price per share to be paid exceeds the Target Investment Value per Share (using the Call Rate as the discount rate), then the Put/Call Shares so Transferred shall continue to be subject to the Call Option and the purchasing Co-Investor shall execute such documents as are reasonably requested by TSC or its Assignee as to the existence and enforceability of the Call Option.


     SECTION 6.03 Limitation as to National Union. The rights and obligations set forth in this Article VI shall not apply to any Shares purchased by National Union other than the Put/Call Shares.


                                  ARTICLE VII

                    The Company's Board Of Directors; Publicity

     SECTION 7.01  Nominees.

              (a) Each of the Shareholders (together with its Permitted Transferees) identified below shall have the right to designate one person to be elected to the Board of Directors of the Company, which designee the Company shall nominate for director in accordance with its Charter and By-Laws as follows:

                   (i) National Union and its Permitted Transferees, if any, shall collectively be entitled to nominate one (1) person for election by the Board of Directors and the Board of Directors of the Company shall appoint such nominee to fill a vacancy on the Board of Directors at Closing. Thereafter, the Board of Directors of the Company shall nominate the person nominated, from time to time, by National Union or its Permitted Transferee as a director of the Company for reelection as a Class __ director and such nominee shall be submitted for election by shareholders as soon as members of such Class stand for election, and each time members of such Class stand for election thereafter subject to the terms hereof; the right to designate a director pursuant to this Section 7.01(a)(i) shall terminate at such time as National Union and its Permitted Transferees collectively cease to hold at least 25% of the Shares National Union acquired at Closing; and

                   (ii) O&G and its Permitted Transferees, if any, shall collectively be entitled to nominate one (1) person for election by the Board of Directors and the Board of Directors of the Company shall appoint such nominee to fill a vacancy on the Board of Directors at Closing. Thereafter, the Board of Directors of the Company shall nominate the person nominated, from time to time, by O&G or its Permitted Transferee as a director of the Company for reelection as a Class __ director and shall be submitted to the Board of Directors of the Company; the person nominated by O&G or its Permitted Transferee shall be nominated by the Board of Directors of the Company as a Class__ director and such nominee shall be submitted for election by shareholders as soon as members of such Class stand for election (or, in case there is an earlier vacancy among the Company's directors of any Class, and each time members of such Class stand for election thereafter subject to the terms hereof; the right to designate a director pursuant to this Section 7.01(a)(ii) shall terminate at such time as O&G and its Permitted Transferees collectively cease to hold at least 25% of the Shares O&G acquired at Closing;

                   (iii) TSC and its Permitted Transferees, if any, shall collectively be entitled to nominate one (1) person for election to the Board of Directors of the Company; the parties hereto agree and acknowledge that RNT shall be deemed the designee of TSC; RNT or such other person as may be designated by TSC shall be submitted for election by shareholders as part of the management slate each time members of such Class stand for election thereafter subject to the terms hereof; the right to designate a director pursuant to this Section 7.01(a)(iii) shall terminate at such time as TSC and its Permitted Transferees collectively cease to hold at least 25% of the Shares they acquired at Closing; and

                   (iv) PB Capital and its Permitted Transferees, if any, shall collectively be entitled to nominate one (1) person for election to the Board of Directors of the Company; the parties hereto agree and acknowledge that Douglas McCarron ("McCarron") shall be deemed the designee of PB Capital as of the date of this Agreement; McCarron or such other person as may be designated by PB Capital shall be submitted for election by shareholders as part of the management slate each time members of such Class stand for election thereafter subject to the terms hereof; the right to designate a director pursuant to this Section 7.01(a)(iv) shall terminate at such time as PB Capital and its Permitted Transferees collectively cease to hold at least 5% of the outstanding shares of Common Stock of the Company; and

                   (v) ULLICO and its Permitted Transferees, if any, shall collectively be entitled to nominate one (1) person for election by the Board of Directors and the Board of Directors of the Company shall appoint such nominee to fill a vacancy on the Board of Directors at Closing. Thereafter, the Board of Directors of the Company shall nominate the person nominated, from time to time, by ULLICO and its Permitted Transferees as a director of the Company for reelection as a Class __ director and such nominee shall be submitted for election by shareholders as soon as members of such Class stand for election, and each time members of such Class stand for election thereafter subject to the terms hereof; the right to designate a director pursuant to this Section 7.01(a)(v) shall terminate at such time as ULLICO and its Permitted Transferees collectively cease to hold at least 5% of the outstanding shares of Common Stock of the Company.

              (b) The Company shall use its best efforts to cause each nominee described in clause (a) of this Section 7.01 to be nominated to the Board by the directors of the Company as part of the management slate and to be submitted to the shareholders of the Company for election at each annual or special meeting of the shareholders convened for that purpose so long as each of them has the right to nominate a director in accordance with this Section 7.01.


     SECTION 7.02 Voting for Election of Directors. Each of the Shareholders, their respective Permitted Transferees and Co-Investors agree to vote all shares of capital stock of the Company then owned by it to elect to the Board of Directors of the Company any person entitled to be nominated by any of the other Shareholders (or their respective Permitted Transferees) pursuant to
Section 7.01.


     SECTION 7.03 Vacancy; Removal. Continuation as Director. Each Person who nominates a director of the Company pursuant to Section 7.01 shall have the right to cause that person to resign as a director of the Company. Any vacancy on the Board of Directors of the Company created by the resignation, removal, incapacity or death of any person nominated under this Article VII shall be filled by another person nominated by the party who nominated the director creating such vacancy or by such party's successors and assigns. The Shareholders agree to vote their respective shares of Common Stock in accordance with such new designation, and any such vacancy shall not be filed in the absence of a new nomination in accordance with the foregoing sentence.


     SECTON 7.04 Upon the occurrence of any event that results in a Shareholder no longer being entitled to nominate a director under Section 7.01, the Person so nominated shall continue as a director of the Company until his successor is nominated, elected and qualifies.


     SECTION 7.05  Publicity.

To the extent that any of the Company or any Shareholder intends to issue any press release or make any similar public announcement or communication regarding the execution or performance of this Agreement or the other Transaction Documents, the transactions contemplated hereby and thereby, and the ongoing business relationship between the parties, which release, announcement or disclosure mentions any of such parties, the party making the disclosure shall consult with each of the parties so named in such disclosure; provided, however, that no party shall be restrained, after consultation with the other parties, to the extent such consultation is feasible, from making such disclosure as it shall be required to make by applicable law or by applicable regulations of any regulatory body or securities exchange.

     SECTION 7.06 Observer Rights for Shareholder Designee. The Company shall, for so long as PB Capital and its Affiliates own or control at least 2.5% of the outstanding shares of Common Stock, permit one (1) individual designated by PB Capital and acceptable to the Company to attend and observe meetings of the Board. The Company shall, for so long as ULLICO and its Affiliates own or control at least 2.5% of the outstanding shares of Common Stock, permit one (1) individual designated by ULLICO and acceptable to the Company to attend and observe meetings of the Board. Each designee described in the preceding two sentences shall have the right to receive timely notices of each meeting of the Board of Directors and all written information provided by the Company to the Board. Such designee shall have no right to vote on any matter presented to the Board, but otherwise shall have all rights of a Director, including: (a) the right to examine books and records of the Company; (b) the right to review and participate in all discussions of the Board including, without limitation, capital or equity programs; (c) the right to receive, upon request, any information relating to the Company, and to any Affiliates thereof; and (d) the right to meet on a regular basis with the management of the Company, or any Affiliates thereof; provided that any such designee shall agree to be bound by all policies relating to confidentiality and material non-public information which are applicable to the Directors and senior executive officers of the Company.


     SECTION  7.07  Subscription Rights.

              (a) If the Board of Directors of the Company shall authorize the issuance of New Securities, then, prior to each such issuance of New Securities, the Company shall offer to each Shareholder and its Permitted Transferees a Pro Rata Share of such New Securities.

              (b) Any offer of New Securities made to any Shareholder or Permitted Transferee under this Section 7.07 shall be made by notice in writing (the "Subscription Notice") at least ten (10) Business Days prior to the date on which the meeting of the Board is held to authorize the issuance of such New Securities. The Subscription Notice shall set forth (i) the number of New Securities proposed to be issued and the terms of such New Securities, (ii) the consideration (or manner of determining the consideration), if any, for which such New Securities are proposed to be issued and the terms of payment, (iii) the number of New Securities offered to each Shareholder and Permitted Transferee in compliance with the provisions of this Section 7.07 and (iv) the proposed date of issuance of such New Securities. Not later than twenty (20) Business Days after its receipt of a Subscription Notice, each Shareholder and Permitted Transferee shall notify the Company in writing whether it elects to purchase all or any portion of the New Securities offered to it pursuant to the Subscription Notice. If a Shareholder or Permitted Transferee shall elect to purchase any such New Securities, the New Securities which it shall have elected to purchase shall be issued and sold to such person by the Company at the same time and on the same terms and conditions as the New Securities are issued and sold to third parties. If, for any reason, the issuance of New Securities to third parties is not consummated, the right of the Shareholders and Permitted Transferees to their respective Pro Rata Shares of such issuance shall lapse, subject to their ongoing subscription right with respect to issuances of New Securities at later dates or times.

              (c) The Company represents and covenants to each Shareholder and Permitted Transferee that (i) upon issuance, all the shares of New Securities sold to such person pursuant to this Section 7.07 shall be duly authorized, validly issued, fully paid and nonassessable and will be approved (if outstanding securities of the Company of the same type are at the time already approved) for listing on the American Stock Exchange or for quotation or listing on the principal trading market for the securities of the Company at the time of issuance, (ii) upon delivery of such shares, they shall be free and clear of all claims, Liens, encumbrances, security interests and charges of any nature and shall not be subject to any preemptive right of any stockholder of the Company and (iii) in connection with any such issuance, the Company shall take such actions as are specified in Section 3.01(q) of the Securities Purchase Agreement with respect to such shares.

                                 ARTICLE VIII

                                Miscellaneous

     SECTION 8.01 Injunctive Relief. The parties hereto acknowledge and agree that it will be impossible to measure the damages that would be suffered if any party fails to comply with the provisions of this Agreement that it is required to comply with and, in the event of any such failure, the non-breaching parties will have the right to obtain specific performance of the breaching party's obligations under this Agreement and to obtain immediate injunctive relief. These rights shall be in addition to, and not in substitution of, any other rights that any non-breaching party may have in law or in equity.


     SECTION 8.02 Entire Agreement. Each party expressly acknowledges and agrees that this Agreement is the final expression of the parties agreement, and supercede all prior and contemporaneous agreements and understandings, both oral and written, among the parties, with respect to the subject matter hereof. Except as set forth in this Agreement, the Securities Purchase Agreement and the Registration Rights Agreement, the parties hereto acknowledge that they are not parties to, and have no knowledge of, any agreements or understandings, both oral and written, to act in concert or as a group (including, without limitation, as a group within the meaning of Section13 (d) of the Exchange Act), or otherwise act together, with respect to the Company or its securities.


     SECTION 8.03 Binding Effect; Benefit. This Agreement shall inure to the benefit and be binding upon the parties hereto and their Permitted Transferees, Co-Investors and assignees to the extent set forth in this Agreement; and, in the case of a natural person, upon his successors, assigns, heirs, legatees, distributees, estates, executors, administrators, personal representatives and other legal representatives. Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the par-ties hereto and their Permitted Transferees, Co-Investors and assignees; and, in the case of a natural person, upon his successors, assigns, heirs, legatees, distributees, estates, executors, administrators, personal representatives and other legal representatives, any rights, remedies, obligations or liabilities under or by reason of this Agreement. Nothing in this Agreement, expressed or implied, shall confer on any party or Permitted Transferee, Co-Investor and assignee; and, in the case of a natural person, upon his successors, assigns, heirs, legatees, distributees, estates, executors, administrators, personal representatives and other legal representatives, any greater rights, remedies, obligations or liabilities than as set forth in this Agreement.


     SECTION 8.04 Assignability. Except as set forth in this Agreement, neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any party hereto or their Permitted Transferees or assignees.


     SECTION 8.05 Amendment; Waiver; Termination. No provision of this Agree-ment may be waived except by an instrument in writing signed by the party against whom the waiver is to be effective. No provision of this Agreement may be amended or modified except by an instrument in writing signed by all of the parties who would have any rights or obligations under the relevant provision the Agreement. This Agreement shall terminate on the earlier of (i) the date that National Union or its Permitted Transferee shall no longer Beneficially Own any Put/Call Shares, or (ii) the sixth anniversary of the Closing.


     SECTION 8.06 Notices. All notices, consents, requests, instructions, ap-provals and other communications provided for herein and all legal process in regard hereto shall be validly given, made or served, if in writing and delivered personally, by telecopy (except for legal process) or sent by registered mail, postage prepaid, if to:


     the Company:  Perini Corporation
                         73 Mt. Wayte Avenue
                         Framingham, Massachusetts 01701
                         Attn:  Robert Band, President
                         Telecopy No.:  (508) 628-2960

                                   with a copy to:

                         Goodwin, Procter & Hoar LLP
                         Exchange Place
                         Boston, Massachusetts 01209
                         Attn:  Richard A. Soden, Esq.
                         Telecopy No.:  (617) 523-1231

     TSC and RNT:

                         Tutor-Saliba Corp.
                         15901 Olden Street
                         Sylmar, CA  91342-1093
                         Attn:  Ronald N. Tutor
                         Facsimile:  (818) 367-9574

                               with a copy to:

                         Wilmer, Cutler & Pickering
                         2445 M Street, N.W.
                         Washington, D.C.  20037
                         Attn:  Eric R. Markus
                         Facsimile:  (202) 663-6363

     National Union:

                         c/o  AIG Global Investment Corp.
                         175 Water Street
                         26th Floor
                         New York, New York 10038
                         Attn:  Christopher H. Lee
                                Chris Saxman
                         Facsimile:  (212) 458-2250

                               With a copy to:

                         American International Group, Inc.
                         Law Department
                         70 Pine Street
                         28th Floor
                         New York, New York 10270
                         Attn:  John P. Hornbostel
                         Facsimile:  (212) 363-8596

     O&G:

                         O&G Industries, Inc.
                         112 Wall Street
                         Torrington, Connecticut 06790
                         Attn:  Raymond Oneglia
                                Kenneth Merz
                         Facsimile:  (860) 626-6498

                                   with a copy to:

                         Murtha, Cullina, Richter & Pinney
                         185 Asylum Street
                         City Place I
                         Hartford, Connecticut 06103-3469
                         Attn:  Timothy Largay
                         Facsimile:  (860) 240-6150

     BLUM:

                         BLUM Capital Partners, L.P.
                         909 Montgomery Street, Suite 400
                         San Francisco, California 94133
                         Attn:  Murray Indick
                         Facsimile:  (415) 434-3130

     PB Capital:

                         c/o  BLUM Capital Partners, L.P.
                         909 Montgomery Street, Suite 400
                         San Francisco, California 94133
                         Attn:  Murray Indick
                         Facsimile:  (415) 434-3130

     The Common Fund:

                         c/o BLUM Capital Partners, L.P.
                         909 Montgomery Street, Suite 400
                         San Francisco, California 94133
                         Attn:  Murray Indick
                         Facsimile:  (415) 434-3130

     ULLICO:

                         The Union Labor Life Insurance Company
                         111 Massachusetts Avenue, N.W.
                         Washington, D.C. 2001
                         Attn:  Robert Kennedy
                         Facsimile:  (202) 682-4690

                                   with a copy to:

                         Paul, Hastings, Janofsky & Walker LLP
                         555 South Flower Street, 23rd Floor
                         Los Angeles, California 90071
                         Attn:  Alan J. Barton
                         Facsimile:  (213) 627-0705

or to such other address or facsimile number as any party may, from time to time, designate in a written notice given in a like manner.

     SECTION 8.07 Fees and Expenses. Each party shall pay its own fees and expenses (including fees, expenses and disbursements of counsel) in connection with this Agreement and the performance of each parties rights, remedies and obligations hereunder.


     SECTION 8.08 Headings. The headings contained in this Agreement are for convenience only and shall not affect the meaning or interpretation of this Agreement.


     SECTION 8.09 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.


     SECTION 8.10 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York. Each of the parties hereto irrevocably submits to the personal exclusive jurisdiction of the United States District Court for the Southern District of New York for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby (and, to the extent permitted under applicable rules of procedure, agrees not to commence any action, suit or proceeding relating hereto except in such court). Each of the parties further agree that service of any process, summons, notice or document hand delivered or sent by registered mail to such party's respective address set forth in Section 8.06 will be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction as set forth in the immediately preceding sentence. Each of the parties hereto irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the United States District Court for the Southern District of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in such court that any such action, suit or proceeding brought in such court has been brought in an inconvenient forum.


     SECTION 8.11 Limitations on Damages. Each party hereto acknowledges that, except as provided in this Agreement, no party is entitled to seek or recover consequential, punitive or exemplary damages in respect of this Agreement under any circumstances or for any reason. Consequential damages are, without limitation, lost profits, lost revenue and the like but do not include the actual costs incurred in obtaining substitute performance where there has been a failure to perform an obligation under any provision of this Agreement.


     SECTION 8.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.


     SECTION 8.13 Amendments to Laws. Any reference to a section, form, rule or regulation of the Securities Act, the Exchange Act or the Code, includes any successor section, form, rule, regulation or law.


     SECTION 8.14 No Third Party Beneficiaries. Nothing contained in this Agreement is intended to confer upon any person or entity other than the parties hereto and their respective successors and permitted assigns, any benefit, right or remedies under or by reason of this Agreement.


     SECTION 8.15 Mutual Drafting. This Agreement is the mutual product of the parties hereto, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of each of the parties, and shall not be construed for or against any party hereto.


     SECTION 8.16 Further Representations. Each party to this Agreement acknowledges and represents that it has been represented by its own legal counsel in connection with the transactions contemplated by this Agreement, with the opportunity to seek advice as to its legal rights from such counsel.
 Each party further represents that it is being independently advised as to the tax consequences of the transactions contemplated by this Agreement and is not relying on any representation or statements made by any other party as to such tax consequences.


[remainder of page intentionally left blank]

     IN WITNESS WHEREOF, each party hereto have caused this Agreement to be duly executed by himself or its authorized officer as of the day and year first above written.


                             PERINI CORPORATION
                             (Signatory for the purposes set forth in the Introductory Paragraph of this Agreement only)


                             By: _________________________________________
                             Name: _______________________________________
                             Title: ______________________________________


                             TUTOR-SALIBA CORPORATION


                             By: _________________________________________
                             Name:  Ronald N. Tutor
                             Title: President and Chief Executive


                             RONALD N. TUTOR


                             _____________________________________________
                             Ronald N. Tutor


                             NATIONAL UNION FIRE INSURANCE
                             COMPANY OF PITTSBURGH, PA


                             By: _________________________________________
                             Name: _______________________________________
                             Title: ______________________________________


                             O&G INDUSTRIES, INC.
                             (Signatory for the purposes set forth in the
                              Introductory Paragraph of this Agreement only)


                             By: _________________________________________
                             Name: _______________________________________
                             Title: ______________________________________








                             BLUM CAPITAL PARTNERS, L.P.
                             (Signatory for the purposes set forth in the Introductory Paragraph of this Agreement only)

                             By:  Richard C. Blum & Associates, Inc.,
                                  its general partner

                                  By:    _____________________________________
                                  Name:  Murray A. Indick
                                  Title: Partner, General Counsel
                                         and Secretary


                             PB CAPITAL PARTNERS, L.P.
                             (Signatory for the purposes set forth in the Introductory Paragraph of this Agreement only)

                              By:  BLUM Capital Partners, L.P.,
                                   its general partner

                                   By:  Richard C. Blum & Associates, Inc.,
                                        its general partner

                                        By:    _______________________________
                                        Name:  Murray A. Indick
                                        Title: Partner, General Counsel
                                               and Secretary


                             THE COMMON FUND FOR NON-PROFIT
                             ORGANIZATIONS
                             (Signatory for the purposes set forth in the Introductory Paragraph of this Agreement only)

                             By:  BLUM Capital Partners, L.P.,
                                  its investment advisor

                                  By:  Richard C. Blum & Associates, Inc.,
                                       its general partner

                                       By:    _______________________________
                                       Name:  Murray A. Indick
                                       Title: Partner, General Counsel
                                               and Secretary







                             THE UNION LABOR LIFE INSURANCE
                             COMPANY, acting for its SEPARATE ACCOUNT P
                             (Signatory for the purposes set forth in the Introductory Paragraph of this Agreement only)



                             By: _________________________________________
                             Name: _______________________________________
                             Title: ______________________________________



                                 Exhibit E


                        REGISTRATION RIGHTS AGREEMENT


         REGISTRATION RIGHTS AGREEMENT dated as of ________ __, 2000 by and among Perini Corporation, a Massachusetts corporation (together with its successors, the "Company"), Tutor-Saliba Corporation, a California corporation ("TSC"), Ronald N. Tutor ("RNT"), National Union Fire Insurance Company of Pittsburgh, PA, a Pennsylvania corporation ("National Union"), and O&G Industries, Inc., a Connecticut corporation (("O&G"), BLUM Capital Partners, L.P., a California limited partnership ("BLUM"), PB Capital Partners, L.P., a Delaware limited partnership ("PB Capital"), The Common Fund for Non-Profit Organizations, a New York non-profit corporation ("The Common Fund"), and The Union Labor Life Insurance Company, a Maryland corporation acting on behalf of its Separate Account P ("ULLICO" and collectively with TSC, RNT, AIG, O&G, BLUM and PB Capital the "Shareholders").

         WHEREAS, pursuant to the terms and conditions of the Securities Purchase Agreement dated as of February __, 2000 (the "Securities Purchase Agreement"), among the Company and the Shareholders, TSC, National Union and O&G shall acquire shares of common stock, par value $1.00 per share, of the Company on the Closing (as defined in the Securities Purchase Agreement), in the amounts set forth opposite each name on Exhibit 2.01 thereto;

         WHEREAS, pursuant to the terms of certain exchange agreements dated as of _________ __, 2000, between the Company and certain holders of the Company's Series B Preferred Stock, such holders have agreed to exchange their Series B Preferred Stock for Common Stock of the Company; and

         WHEREAS, the Company has agreed with the Shareholders to provide certain rights as set forth herein.

         NOW THEREFORE, for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:


                                ARTICLE I

                               DEFINITIONS

         SECTION 1.1. Definitions. Unless otherwise defined herein, the following terms used in this Agreement shall have the meanings specified below.

         a) "BLUM" has the meaning set forth in the introductory paragraph hereof.

         (b) "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in New York City are required or authorized by law to close.

         (c) "The Common Fund" has the meaning set forth in the introductory paragraph hereof.

         (d) "Common Stock" means the common stock, par value $1.00 per share, of the Company.

         (e) "Company" has the meaning set forth in the introductory paragraph hereof.

         (f) "Deferral Period" means the period during which the Company has elected to postpone the sale or other transfer of Registrable Securities by the holders thereof pursuant to the applicable terms of
Article 2 of this Agreement or any other period during which a stop order or other order suspending the effectiveness of a Registration Statement is in effect.

         (g) "Effectiveness Period" means the period commencing on the date hereof and ending on the date that all Shares shall have ceased to be Registrable Securities.

         (h) "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.
 Reference to a particular section of the Securities Exchange Act of 1934 shall include a reference to the comparable section, if any, of any such successor Federal statute.

         (i) "Managing Underwriters" means the investment banking firm or firms that shall manage or co-manage an Underwritten Offering.

         (j) "National Union" has the meaning set forth in the introductory paragraph hereof.

         (k) "Notice Holder" means a holder of Registrable Securities who has given notice of the intention to distribute such holder's Registrable Securities in accordance with Section 2.1(d), 2.2 or 2.3, as the case may be.

         (l) "O&G" has the meaning set forth in the introductory paragraph hereof.

         (m) "PB Capital" has the meaning set forth in the introductory paragraph hereof.

         (n) "Person" means an individual, a corporation, a partnership, a limited liability partnership, a limited liability company, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

         (o) "Prospectus" means the prospectus included in any Registration Statement (including, without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any amendment or prospectus supplement, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

         (p) "Public Sale" means any sale of Shares to the public pursuant to an offering registered under the Securities Act or to the public through a broker, dealer or market maker pursuant to the provisions of Rule 144 (or any successor provision then in effect) adopted under the Securities Act.

         (q) "Registrable Securities" means Shares until the date (if any) when (i) such Shares shall have been sold or transferred pursuant to a Public Sale, and transferred or exchanged and new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company or (ii) if requested to do so, the Company would be required to deliver certificates for such Shares not bearing a legend restricting further transfer (other than legends required under Section 2.06 of the Shareholders' Agreement, if applicable), and, in each case, subsequent sale or other disposition of such Shares shall not require registration or qualification under the Securities Act or any similar state or foreign law then in force.

         (r) "Registration Statement" means any registration statement of the Company which covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, amendments and supplements to such Prospectus, all exhibits, and all information incorporated by reference or deemed to be incorporated by reference in such registration statement.

         (s) "Restricted Securities" means the Shares; provided that particular Shares shall cease to be Restricted Securities when such securities shall have (x) been sold or transferred pursuant to a Public Sale, or (y) been otherwise transferred or exchanged and new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent disposition of them shall not require registration or qualification of them under the Securities Act or any similar state law then in force or (z) ceased to be outstanding.

         (t) "RNT" has the meaning set forth in the introductory paragraph hereof.

         (u) "Rule 144" means Rule 144 under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

         (v) "Rule 144A" means Rule 144A under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

         (w) "SEC" means the Securities and Exchange Commission or any other Federal agency at the time administering the Securities Act.

         (x) "Securities Act" means the Securities Act of 1933, as amended, or any similar Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. Reference to a particular section of the Securities Act of 1933 shall include a reference to the comparable section, if any, of any such similar Federal statute.

         (y) "Securities Purchase Agreement" has the meaning set forth in the recitals.

         (z) "Selling Period" means the period during which a holder of Registrable Securities shall be entitled to sell its Shares pursuant to a Prospectus under the applicable provision of Article 2 of this Agreement.

         (aa) "Shares" means shares of Common Stock of the Company (including shares of Common Stock issued from time to time on conversion or exchange of securities of the Company), currently held, or subsequently acquired, by a Shareholder or transferee of, or successor to, a Shareholder, as adjusted for any other shares of Common Stock or securities issued in respect of such shares or securities because of stock splits, reverse stock splits, stock dividends, reclassifications, recapitalizations, merger, consolidation, share exchange or similar events.

         (bb) "Shareholders" has the meaning set forth in the introductory paragraph hereof.

         (cc) "Shareholders' Agreement" means that certain Shareholders' Agreement dated even date herewith among the Shareholders and the Company.

         (dd) "Special Counsel" means any law firm retained from time to time by the holders of a majority of the Registrable Securities to be sold pursuant to a Registration Statement or during any Selling Period, as shall be specified by such holders to the Company; provided that at no time there shall be more than one Special Counsel the fees and expenses of which will be paid by the Company pursuant to Section 2.4.

         (ee) "ULLICO" has the meaning set forth in the introductory paragraph hereof.

         (ff) "Underwritten Offering" means a registration in which Registrable Securities are sold or to be sold to one or more underwriters for reoffering to the public.



         Each of the following terms is defined in the Section set forth opposite such term:



         Term                            Section

         "Demand Holders"                 2.2(a)

         "Demand Registration"            2.2(a)

         "Filing Date"                    2.1(a)

         "Initial Shelf Registration"     2.1(a)

         "Initiating Holders"             2.1(a)

         "Piggyback Registration"         2.3(a)

         "Saleable Number"                3.1(a)

         "Shelf Registration"             2.1(a)

         "Subsequent Shelf Registration"  2.1(b)


                               ARTICLE II

                           REGISTRATION RIGHTS

         SECTION 2.1  Shelf Registration.

         (a) As soon as practicable but in any event not later than the date (the "Filing Date") that is thirty (30) days, in the case of a Registration Statement on Form S-3 (or successor or replacement form) and sixty (60) days, in the case of a Registration Statement on Form S-1 (or other available form), after receipt by the Company of a written request by the holder or holders of a ___% of the Registrable Securities (the "Initiating Holders"), the Company shall prepare and file with the SEC a Registration Statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act (a "Shelf Registration") registering the resale from time to time by the holders of all of the Registrable Securities (the "Initial Shelf Registration"). The Registration Statement for any Shelf Registration shall be on Form S-3 or another available form permitting registration of such Registrable Securities for resale by such holders in the manner or manners designated by them (including, without limitation, one or more Underwritten Offerings). The Company shall use all commercially reasonable best efforts to cause the Initial Shelf Registration to become effective under the Securities Act as promptly as is practicable and to keep the Initial Shelf Registration continuously effective under the Securities Act until the end of the Effectiveness Period.

         (b) If the Initial Shelf Registration or any Subsequent Shelf Registration (as defined below) ceases to be effective for any reason at any time during the Effectiveness Period (other than because all Registrable Securities shall have been sold or shall have ceased to be Registrable Securities), the Company shall use all commercially reasonable best efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof, and in any event shall within thirty days of such cessation of effectiveness amend the Shelf Registration in a manner reasonably expected to obtain the withdrawal of the order suspending the effectiveness thereof, or file an additional Shelf Registration covering all of the Registrable Securities (a "Subsequent Shelf Registration"). If a Subsequent Shelf Registration is filed, the Company shall use all commercially reasonable best efforts to cause the Subsequent Shelf Registration to become effective as promptly as is practicable after such filing and to keep such Registration Statement continuously effective until the end of the Effectiveness Period.

         (c) The Company shall supplement and amend the Shelf Registration if required by the rules, regulations or instructions applicable to the registration form used by the Company for such Shelf Registration, if required by the Securities Act, or if reasonably requested by any holder of the Registrable Securities covered by such Registration Statement or by any Managing Underwriter of such Registrable Securities.

         (d) Each holder of Registrable Securities agrees that if it wishes to sell any Registrable Securities pursuant to a Shelf Registration and related Prospectus, it will do so only in accordance with this Section 2.1(d). Each holder of Registrable Securities agrees to give written notice to the Company at least six (6) Business Days prior to any intended distribution of Registrable Securities under the Shelf Registration, which notice shall specify the date on which such holder intends to begin such distribution and any information with respect to such holder and the intended distribution of Registrable Securities by such holder required to amend or supplement the Registration Statement with respect to such intended distribution of Registrable Securities by such holder; provided that no holder may give such notice unless such notice, together with notices given by other holders of Registrable Securities joining in such notice or giving similar notices, covers at least ___________ Shares. As promptly as is practicable after the date such notice is provided, and in any event within five (5) Business Days after such date, the Company shall either:

             (i) (A) prepare and file with the SEC a post-effective amendment to the Shelf Registration or a supplement to the related Prospectus or a supplement or amendment to any document incorporated therein by reference or any other required document, so that such Registration Statement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and so that, as thereafter delivered to purchasers of the Registrable Securities being sold thereunder, such Prospectus will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (B) provide each Notice Holder a copy of any documents filed pursuant to Section 2.1(d)(i)(A); and (C) inform each Notice Holder that the Company has complied with its obligations in Section 2.1(d)(i)(A) and that the Registration Statement and related Prospectus may be used for the purpose of selling all or any of such Registrable Securities (or that, if the Company has filed a post-effective amendment to the Shelf Registration which has not yet been declared effective, the Company will notify each Notice Holder to that effect, will use all commercially reasonable best efforts to secure the effectiveness of such post-effective amendment and will immediately so notify each Notice Holder when the amendment has become effective); each Notice Holder will sell all or any of such Registrable Securities pursuant to the Shelf Registration and related Prospectus only during the sixty (60) day period in the case of registration on Form S-3, or the ninety (90) day period in the case of registration on any other form available for registration, commencing with the date on which the Company gives notice (such sixty (60) or ninety (90) day period, as the case may be, to be calculated without regard to any Deferral Period), pursuant to
Section 2.1(d)(i)(C), that the Registration Statement and Prospectus may be used for such purpose; each Notice Holder agrees that it will not sell any Registrable Securities pursuant to such Registration Statement or Prospectus after such Selling Period without giving a new notice of intention to sell pursuant to Section 2.1(d) hereof and receiving a further notice from the Company pursuant to Section 2.1(d)(i)(C) hereof; or

             (ii) if, in the judgment of the Company, it is advisable to suspend use of the Prospectus for a period of time due to pending material corporate developments or similar material events that have not yet been publicly disclosed and as to which the Company believes public disclosure will be prejudicial to the Company, the Company shall deliver a certificate in writing, signed by its Chief Executive Officer, Chief Financial Officer or General Counsel, to the Notice Holders, the Special Counsel and the Managing Underwriters, if any, to the effect of the foregoing and, upon receipt of such certificate, each such Notice Holder's Selling Period will not commence until such Notice Holder's receipt of copies of the supplemented or amended Prospectus provided for in Section 2.1(d)(i)(A) hereof, or until it is advised in writing by the Company that the Prospectus may be used, and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in such Prospectus. The Company will use all commercially reasonable best efforts to ensure that the use of the Prospectus may be resumed, and the Selling Period will commence, upon the earlier of (x) public disclosure of such pending material corporate development or similar material event or (y) a determination by the Company that, in the judgment of the Company, public disclosure of such material corporate development or similar material event would not be prejudicial to the Company. Notwithstanding the foregoing, the Company shall not under any circumstances be entitled to exercise its right under Section 2.1(d)(ii) to defer the commencement of a Selling Period more than one time in any three
(3)-month period or two times in any twelve (12)-month period, and the period in which a Selling Period is suspended shall not exceed fifteen (15) days unless the Company shall deliver to such Notice Holders a second certificate to the effect set forth above, which shall have the effect of extending the period during which such Selling Period is deferred by up to an additional fifteen (15) days, or such shorter period of time as is specified in such second certificate. In no event shall the Company be permitted to extend the period during which such Selling Period is deferred from and after the date a Notice Holder provides notice to the Company in accordance with Section 2.1(d)(ii) of its intention to distribute Registrable Securities beyond such thirty (30)-day period.

         SECTION 2.2  Demand Registration.

         (a) At any time during the Effectiveness Period, any holder or holders of Registrable Securities (the "Demand Holders") may request in writing that the Company file a Registration Statement under the Securities Act covering the registration of all or a portion of the Registrable
Securities then held by the Demand Holders (a "Demand Registration").    After
the date on which the Company receives such a request, the Company shall use all commercially reasonable best efforts (i) to file a Registration Statement under the Securities Act on the appropriate form (using Form S-3 or other "short form," if available and advised by counsel) covering all of the Registrable Securities specified by the holders within forty-five (45) days after the date of such request (thirty (30) days in the case of a Form S-3) and (ii) to cause such Registration Statement to be declared effective within sixty (60) days (forty-five (45) days in the case of a Form S-3) after the filing referenced in clause (i) above. The Company will keep the Demand Registration current and effective for at least one hundred twenty (120) days (such one hundred twenty (120) day period to be calculated without regard to any Deferral Period), or a shorter period during which the holders shall have sold all Registrable Securities covered by the Demand Registration.

         (b) In the event a holder of Registrable Securities makes a demand to register pursuant to Section 2.2 and later determines not to sell Registrable Securities pursuant to such registration, the Company shall cease all efforts to secure registration for such holder's Registrable Securities and shall take all action necessary to prevent the commencement of effectiveness for any registration that it is preparing or has prepared in connection with the withdrawn request, and such holder's Demand Registration shall be reinstated as if never exercised; provided, however, that such holder withdrawing such demand shall pay all of the costs and expenses incurred by the Company in connection with such withdrawn demand, unless the withdrawal is a result of a breach by the Company of its obligations under this Agreement.

         (c) National Union shall be entitled to two (2) Demand Registrations pursuant to Section 2.2, provided that it shall not be entitled to exercise more than one (1) Demand Registrations during any twelve (12) month period. TSC, O&G, ULLICO and BLUM (together with The Common Fund and PB Capital) shall each have one (1) Demand Registration right pursuant to Section 2.2.

         (d) Notwithstanding the provisions of Section 2.2, if the Company is requested to file any registration under Section 2.2:

             (i) The Company shall have the right to defer the filing of a Registration Statement relating to a Demand Registration during the ninety
(90) days following the effective date of any other Registration Statement pertaining to an underwritten public offering of securities for the account of the Company or security holders of the Company or such earlier date as such distribution shall be completed; or

             (ii) The Company shall have the right to defer the filing after receipt of the Demand Holders request or if a Registration Statement relating to a Demand Registration has already been filed, the Company may cause the Registration Statement to be withdrawn and its effectiveness to be terminated, or may postpone amending or supplementing the Registration Statement, until the Board of Directors determines that the circumstances requiring the withdrawal or postponement no longer exist, if, in the judgment of the Company, (i) it is advisable to suspend use of the Prospectus for a period of time due to pending material corporate developments or similar material events that have not yet been publicly disclosed and as to which the Company believes public disclosure will be prejudicial to the Company or (ii) the Board of Directors of the Company determines in good faith that there is a valid business purpose or reason for delaying such filing or effectiveness. The Company shall deliver a certificate in writing, signed by its Chief Executive Officer, Chief Financial Officer or General Counsel, to the holders of Registrable Securities, the Special Counsel and the Managing Underwriters, if any, to the effect of the foregoing and, upon receipt of such certificate, each such holder's Selling Period will not commence until such holder's receipt of copies of a supplemented or amended Prospectus, or until it is advised in writing by the Company that the Prospectus may be used, and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in such Prospectus. The Company will use all commercially reasonable best efforts to ensure that the use of the Prospectus may be resumed, and the Selling Period will commence, upon the earlier of (x) public disclosure of such pending material corporate development or similar material event or (y) a determination by the Company that, in the judgment of the Company, public disclosure of such material corporate development or similar material event would not be prejudicial to the Company. Notwithstanding the foregoing, the Company shall not under any circumstances be entitled to exercise its right under this Section 2.2(d)(ii) to defer the commencement of a Selling Period more than sixty (60) days during any twelve (12)-month period.

         (e) A Demand Registration shall not count as such until a Registration Statement becomes effective; provided, that if, after it has become effective, the offering pursuant to the Registration Statement is interfered with by any stop order, injunction or other order or requirement of the SEC or any other governmental authority, such registration shall be deemed not to have been effected unless such stop order, injunction or other order shall subsequently have been vacated or otherwise removed within fifteen (15) days of the imposition thereof.

         (f) The Demand Holders shall select the underwriter or underwriters (including Managing Underwriter) of any offering pursuant to a Demand Registration, subject to the approval of the Company, which approval shall not be unreasonably withheld.

         SECTION 2.3  Piggyback Registration.

         (a) Subject to applicable stock exchange rules and securities regulations, at least thirty (30) days prior to any public offering of any of its capital stock of the Company for the account of the Company or any other Person (other than a Registration Statement on Form S-4 or S-8 (or any successor forms under the Securities Act), relating solely to employee benefit plans or any transaction governed by Rule 145 of the Securities Act or Registration Statement filed pursuant to the Shelf Registration under Section
2.1 of this Agreement or any substantially comparable shelf registration right granted by the company to any shareholder not a party to this Agreement), the Company shall give written notice of such proposed filing and of the proposed date thereof to the holders and if, on or before the twentieth (20th) day (or such earlier day specified if registration is for the account of any other Person) following the date on which such notice is given, (i) a Registration Statement covering the sale of all of the Registrable Securities is not then effective and available for sales thereof by the holders and (ii) the Company shall receive written requests from any holders of Registrable Securities requesting that the Company include among the securities covered by such Registration Statement any or all of the Registrable Securities for offering, specifying the amount of Registrable Securities that such holder intends to sell and such holder's intended method of distribution, the Company shall include such Registrable Securities in such Registration Statement, if filed, so as to permit such Registrable Securities to be sold or disposed of in the manner and on the terms of the offering thereof set forth in such request. Each such registration shall hereinafter be called a "Piggyback Registration."
 The Company shall select the underwriter or underwriters, including Managing Underwriter, of any offering pursuant to a Registration Statement filed pursuant to this Section 2.3, provided that any selected underwriter shall be a well-recognized firm in good standing of national reputation.

         (b) Upon receipt of a request for Piggyback Registration, the Company shall use all commercially reasonable best efforts to cause all Registrable Securities which the Company has been requested to register to be registered under the Securities Act to the extent necessary to permit their sale or other disposition in accordance with the intended methods of distribution specified in the request of such Holder; provided, however, that the Company shall have the right, prior to the effective date of the Registration Statement, to postpone or withdraw such a registration effected pursuant to this Section 2.3 without obligation to the holders, other than the Company's obligation to pay the expenses incurred by the holders in connection with the registration; provided, further, that if the registration is pursuant to a Demand Registration, the Company shall only have the right to defer the registration in accordance with Section 2.2(d). In the event a holder of Registrable Securities makes a demand to register pursuant to this Section 2.3 and later determines not to sell Registrable Securities pursuant to such registration, the Company shall cease all efforts to secure registration for such holder's Registrable Securities.

         (c) If such registration being effected pursuant to a Piggyback Registration is a Company registration or a registration pursuant to an underwritten offering, the shares of Common Stock available for sale shall be allocated in accordance with Article III of this Agreement.

         (d) No registration effected under Section 2.3 shall relieve the Company of its obligation to effect a demand registration under Section 2.2, nor shall any registration under this Section 2.3 be deemed to have been effected under Section 2.2.

                                ARTICLE III

                            UNDERWRITERS' CUTBACK

         SECTION 3.1  Underwriter's Cutback.

         (a) If, in connection with any underwritten public offering for the account of the Company, the Managing Underwriter(s) thereof shall impose a limitation on the number of shares of Common Stock (the "Saleable Number") which may be included in the Registration Statement that is less than all of the shares of Common Stock sought to be registered because, in such Managing Underwriter(s)' commercially reasonable judgment, marketing or other factors dictate such limitation is necessary to facilitate public distributions, then the number of shares of Common Stock offered shall be limited to the Saleable Number. The Company will promptly so advise each holder of Registrable Securities that has requested registration, and will include shares of Common Stock in such registration in the following order of priority: (A) the shares of Common Stock the Company desires to include in such registration up to the total number of shares sought to be registered; (B) the Registrable Securities that the holders desire to include in such registration up to the total sought to be registered; and (C) the balance of securities, if any, to be registered by other holders of the Company's Common Stock to the extent such security holders have piggyback registration rights and have sought to include their securities in such registration, in each case until the aggregate number of shares of Common Stock included in such registration is equal to the number thereof that, in the opinion of such Managing Underwriter(s), can be sold without adversely affecting the marketability thereof.

         (b) If, in connection with any underwritten public offering for the account of any security holder of the Company exercising its demand registration right (other than the holder of Registrable Securities), the Saleable Number which may be included in the Registration Statement is less than all of the shares of Common Stock sought to be registered because, in the Managing Underwriter(s)' commercially reasonable judgment, marketing or other factors dictate such limitation is necessary to facilitate public distributions, then the number of securities offered shall be limited to the Saleable Number. The Company will promptly so advise each holder of Registrable Securities that has requested registration, and will include in such registration in the following order of priority: (A) the shares of Common Stock sought to be registered by holders of the Company's Common Stock who have exercised their demand registration right (to the extent the holders exercising such rights possessed such rights prior to the date hereof); (B) the Registrable Securities that the holders desire to include in such registration up to the total sought to be registered and the shares of Common Stock sought to be registered by holders of the Company's Common Stock who have exercised their demand registration right (to the extent the holders exercising such rights obtained such rights on or after the date hereof); (C) any securities to be registered for the account of the Company together with the balance of securities, if any, to be registered by other holders of the Company's Common Stock to the extent such security holders have piggyback registration rights and have sought to include their securities in such registration, in each case until the aggregate number of shares of Common Stock included in such registration is equal to the number thereof that, in the opinion of such Managing Underwriter(s), can be sold without adversely affecting the marketability thereof.

         (c) If, in connection with any underwritten public offering for the account of the holders of Registrable Securities pursuant to their Demand Registration right, as the case may be, the Saleable Number which may be included in the Registration Statement is less than all of the shares of Common Stock sought to be registered because, in such underwriter(s)' commercially reasonable judgment, marketing or other factors dictate such limitation is necessary to facilitate public distributions, then the Company will promptly so advise each holder of Registrable Securities that has requested registration, and will include in such registration in the following order of priority: (A) the Registrable Shares that the holders who have exercised their Demand Registration right desire to include in such registration; (B) the shares of Registrable Securities sought to be registered by holders exercising their Piggyback Registration rights; and (C) any securities to be registered for the account of the Company together with the balance of securities, if any, to be registered by other holders of the Company's Common Stock to the extent such security holders have piggyback registration rights and have sought to include their securities in such registration, in each case until the aggregate number of shares of Common Stock included in such registration is equal to the number thereof that, in the opinion of such Managing Underwriter(s), can be sold without adversely affecting the marketability thereof.

         (d) If the number of shares of Common Stock that the Managing Underwriter(s) advise the Company can be registered is less than all of the Registrable Securities that the holders have sought to register each holder requesting registration pursuant to rights granted under this Agreement shall be allocated the number of Registrable Securities eligible for registration pro rata in proportion to the number of Registrable Securities sought to be registered under the applicable Registration Statement without regard to the securities held by holders who have not sought registration.

                                   ARTICLE IV

                              REGISTRATION PROCEDURES

         SECTION 4.1 Registration Procedures. In connection with the Company's registration obligations under Article II hereof, the Company shall effect such registrations to permit the sale of the Registrable Securities in accordance with the intended method or methods of disposition thereof, and pursuant thereto the Company shall as expeditiously as possible:

         (a) Prepare and file with the SEC a Registration Statement or Registration Statements on the form specified in this Agreement or, if no form has been specified, on any appropriate form under the Securities Act available for the sale of the Registrable Securities by the holders thereof in accordance with the intended method or methods of distribution thereof, and use all commercially reasonable best efforts to cause each such Registration Statement to become effective and remain effective as provided herein; provided, that before filing any such Registration Statement or Prospectus or any amendments or supplements thereto (other than documents that would be incorporated or deemed to be incorporated therein by reference and that the Company is required by applicable securities laws or stock exchange requirements to file) the Company shall furnish to the holders of Registrable Securities, the Special Counsel and the Managing Underwriters of such offering, if any, copies of all such documents proposed to be filed, which documents will be subject to the review of the holders of Registrable Securities, the Special Counsel and such Managing Underwriters, and the Company shall not file any such Registration Statement or amendment thereto or any Prospectus or any supplement thereto (other than such documents which, upon filing, would be incorporated or deemed to be incorporated by reference therein and that the Company is required by applicable securities laws or stock exchange requirements to file) to which the holders of a majority of the Registrable Securities covered by such Registration Statement or the Special Counsel shall reasonably object in writing within two full Business Days after receipt of such materials.

         (b) Prepare and file with the SEC such amendments and post-effective amendments to each Registration Statement as may be necessary to keep such Registration Statement continuously effective for the applicable period specified in Article 2; cause the related Prospectus to be supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act; and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during the applicable period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement as so amended or such Prospectus as so supplemented.

         (c) Notify the selling holders of Registrable Securities, the Special Counsel and the Managing Underwriters, if any, promptly, and (if requested by any such person) confirm such notice in writing, (i) when a Prospectus, any Prospectus supplement, a Registration Statement, an amendment or a post-effective amendment to a Registration Statement has been filed with the SEC, and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC or any other federal or state governmental authority for amendments or supplements to a Registration Statement or related Prospectus or for additional information, and of the contents of such request, (iii) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement or the initiation or threatening of any proceedings for that purpose, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (v) of the existence of any fact or happening of any event which makes any statement of a material fact in such Registration Statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue or which would require the making of any changes in the Registration Statement or Prospectus in order that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, provided that the Company shall not be required to disclose such fact or event if such fact or event has not been, and is not required to be, publicly disclosed, and (vi) of the Company's determination that a post-effective amendment to a Registration Statement or supplement to a Prospectus would be appropriate.

         (d) Use all commercially reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest possible moment.

         (e) If reasonably requested by a holder of Registrable Securities, the Special Counsel, the Managing Underwriters, if any, or requested by the holders of a majority of the Registrable Securities being sold, (i) promptly incorporate in a Prospectus supplement or amendment or post-effective amendment to a Registration Statement such information as the holders of Registrable Securities, the Special Counsel, the Managing Underwriters, if any, or such holders, in connection with any offering of Registrable Securities, agree should be included therein as required by applicable law, and (ii) make all required filings of such Prospectus supplement or such amendment or post-effective amendment as promptly as is practicable after the Company has received notification of the matters to be incorporated in such Prospectus supplement or post-effective amendment; provided, that the Company shall not be required to take any actions under this Section 4.1(e) that are not, in the reasonable opinion of counsel for the Company, in compliance with or required by applicable law.

         (f) Furnish to each selling holder of Registrable Securities, the Special Counsel, and each Managing Underwriter, if any, without charge, at least one conformed copy of the Registration Statement or Statements and any amendment thereto, including financial statements but excluding schedules, all documents incorporated or deemed to be incorporated therein by reference and all exhibits (unless requested in writing by such holder, Special Counsel or Managing Underwriter).

         (g) Deliver to each selling holder of Registrable Securities, the Special Counsel, and each Managing Underwriter, if any, in connection with any offering of Registrable Securities, without charge, as many copies of the Prospectus or Prospectuses relating to such Registrable Securities (including each preliminary prospectus) and any amendment or supplement thereto as such persons may reasonably request; and the Company hereby consents to the use of such Prospectus or each amendment or supplement thereto by each of the selling holders of Registrable Securities and the underwriters, if any, in connection with any offering and sale of the Registrable Securities covered by such Prospectus or any amendment or supplement thereto.

         (h) Prior to any public offering of Registrable Securities, to register or qualify or cooperate with the selling holders of Registrable Securities, the Managing Underwriters, if any, and the Special Counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions within the United States as any selling holder or Managing Underwriter reasonably requests in writing to the Company; keep each such registration or qualification (or exemption therefrom) effective during the period such Registration Statement is required to be kept effective and do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by the applicable Registration Statement; provided, that the Company will not be required to
(i) qualify generally to do business in any jurisdiction where it is not then so qualified or (ii) take any action that would subject it to general service of process in suits or to taxation in any such jurisdiction where it is not then so subject.

         (i) Cause the Registrable Securities covered by the applicable Registration Statement to be registered with or approved by such other governmental agencies or authorities within the United States, except as may be required solely as a consequence of the nature of a selling holder of Registrable Securities, in which case the Company will cooperate in all reasonable respects with the filing of such Registration Statement and the granting of such approvals, as may be necessary to enable the selling holder or holders thereof or the Managing Underwriters, if any, to consummate the disposition of such Registrable Securities.

         (j) During any Selling Period (other than during a Deferral Period), immediately upon the existence of any fact or the occurrence of any event as a result of which a Registration Statement shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or a Prospectus shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, promptly notify the holders, Special Counsel and any Managing Underwrite to discontinue use of such Registration Statement; promptly prepare and file an amendment or post-effective amendment to each Registration Statement or a supplement to the related Prospectus or any document incorporated therein by reference or file any other required document (such as a Current Report on Form 8-K) that would be incorporated by reference into the Registration Statement so that the Registration Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and so that the Prospectus will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, and, in the case of a post-effective amendment to a Registration Statement, use all commercially reasonable best efforts to cause it to become effective as promptly as is practicable.

         (k) Enter into such agreements (including, in the event of an Underwritten Offering, an underwriting agreement in form, scope and substance as is customary in Underwritten Offerings) and take all such other actions in connection therewith (including, in the event of an underwritten offering, those reasonably requested by the Managing Underwriters, if any, or the holders of a majority of the Registrable Securities being sold) in order to expedite or facilitate the disposition of such Registrable Securities and in such connection, whether or not an underwriting agreement is entered into, and if the registration is an underwritten registration, (i) make such representations and warranties, subject to the Company's ability to do so, to the holders of such Registrable Securities and the underwriters with respect to the business of the Company and its subsidiaries, the Registration Statement, Prospectus and documents incorporated by reference or deemed incorporated by reference, if any, in each case, in form, substance and scope as are customarily made by issuers to underwriters in underwritten offerings and confirm the same if and when requested; (ii) obtain opinions of counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the Managing Underwriters, if any, Special Counsel and the holders of a majority of the Registrable Securities being sold) addressed to each of the underwriters covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such Special Counsel and Managing Underwriters; (iii) obtain "comfort" letters and updates thereof from the independent certified public accountants of the Company (and, if necessary, any other certified public accountants of any subsidiary of the Company or any business acquired or to be acquired by the Company for which financial statements and financial data is, or is required to be, included in the Registration Statement), addressed to each of the Managing Underwriters, if any, such letters to be in customary form and covering matters of the type customarily covered in "comfort" letters in connection with Underwritten Offerings; and (iv) deliver such documents and certificates as may be reasonably requested by the holders of a majority of the Registrable Securities being sold, the Special Counsel and the Managing Underwriters, if any, to evidence the continued validity of the representations and warranties of the Company and its subsidiaries made pursuant to clause (i) above and to evidence compliance with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company.

         (l) If requested in connection with a disposition of Registrable Securities pursuant to a Registration Statement, make available for inspection by a representative of the holders of Registrable Securities being sold, any Managing Underwriter participating in any disposition of Registrable Securities, if any, and any attorney or accountant retained by such selling holders or underwriter, financial and other records, pertinent corporate documents and properties of the Company and its subsidiaries, and cause the executive officers, directors and employees of the Company and its subsidiaries to supply all information reasonably requested by any such representative, Managing Underwriter, attorney or accountant in connection with such disposition; subject to reasonable written assurances by each such person that such information will only be used in connection with matters relating to such Registration Statement.

         (m) Comply with all applicable rules and regulations of the SEC and make generally available to its security holders earning statements (which need not be audited) satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any similar rule promulgated under the Securities Act) no later than 45 days after the end of any 12-month period (or 90 days after the end of any 12-month period if such period is a fiscal year) (i) commencing at the end of any fiscal quarter in which Registrable Securities are sold to underwriters in a firm commitment or best efforts underwritten offering, and (ii) if not sold to underwriters in such an offering, commencing on the first day of the first fiscal quarter of the Company commencing after the effective date of a Registration Statement, which statements shall cover said 12-month periods.

         (n) Cooperate with the selling holders of Registrable Securities to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends; and enable such Registrable Securities to be in such denominations and registered in such names as the selling holders may request.

         (o) Use all commercially reasonable best efforts to provide a CUSIP number for the Registrable Securities not later than the effective date of the registration.

         (p) Cause all Registrable Securities covered by the Registration Statement to be listed on each securities exchange or quotation system on which the Company's Common Stock is then listed no later than the date the Registration Statement is declared effective and, in connection therewith, to the extent applicable, to make such filings under the Exchange Act (e.g., the filing of a Registration Statement on Form 8-A) and to have such filings declared effective thereunder.

         (q) Cooperate and assist in any filings required to be made with the National Association of Securities Dealers, Inc.

         (r) Provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such registration statement from and after a date not later than the effective date of such Registration Statement.

                                 ARTICLE V

                            HOLDER'S OBLIGATIONS

         SECTION 5.1.  Holder's Obligations.

         (a) Each holder of Registrable Securities agrees, by becoming an owner or transferee of any Registrable Securities, that no holder of Registrable Securities shall be entitled to sell any of such Registrable Securities pursuant to a Registration Statement or to receive a Prospectus relating thereto, unless such holder has furnished the Company with any applicable notice required pursuant to Article 2 hereof (including the information required to accompany such notice) and, promptly after the Company's request, such other information regarding such holder and the distribution of such Registrable Securities as the Company may from time to time reasonably request. The Company may exclude from such registration the Registrable Securities of any holder who does not furnish such information provided above for so long as such information is not so furnished. Each holder of Registrable Securities as to which any Registration Statement is being effected agrees promptly to furnish to the Company all information required to be disclosed in order to make the information previously furnished to the Company by such holder not misleading. Any sale of any Registrable Securities by any holder shall constitute a representation and warranty by such holder that the information relating to such holder and its plan of distribution is as set forth in the Prospectus delivered by such holder in connection with such disposition, that such Prospectus does not as of the time of such sale contain any untrue statement of a material fact relating to such holder or its plan of distribution and that such Prospectus does not as of the time of such sale omit to state any material fact relating to such holder or its plan of distribution necessary to make the statements in such Prospectus, in light of the circumstances under which they were made, not misleading.

         (b) The Company agrees (x) that if any holder of Registrable Securities shall send a written notice to the Company of an intended distribution of Registrable Securities under the Shelf Registration pursuant to Section 2.1(d) or the Demand Registration pursuant to Section 2.2, the Company shall not sell, make any short sale of, loan, grant any option for the purchase of, effect any public sale or distribution of or otherwise dispose of its equity securities or securities convertible into or exchangeable or exercisable for any of such securities during the period from first day of the applicable Selling Period until the date that is 90 days after the date when such holder shall have made such distribution of Registrable Securities under the Shelf Registration or Demand Registration, as the case may be, as the holder or Managing Underwriter (in the case of an Underwritten Offering) shall advise the Company (provided, that if the holder or Managing Underwriter shall fail to advise the Company of any such date prior to the end of the applicable Selling Period, such period shall end on the last day of the applicable Selling Period), except (i) as part of such registration, (ii) pursuant to registrations on Form S-4 or S-8 or any successor or similar forms thereto or (iii) as otherwise permitted by the Managing Underwriter of such offering (if any), and (y) to use all commercially reasonable best efforts to cause each holder of its equity securities or any securities convertible into or exchangeable or exercisable for any of such securities, in each case purchased from the Company at any time after the date of this Agreement (other than in a public offering) to agree not to sell, make any short sale of, loan, grant any option for the purchase of, effect any public sale or distribution of or otherwise dispose of such securities during such period except as part of such underwritten registration; provided, that no holder of Registrable Securities included in any underwritten registration shall be required to make any representations or warranties to the Company or the underwriters other than representations and warranties regarding such holder and such holder's intended method of distribution.

         (c) During any Selling Period (other than during a Deferral Period), immediately upon the existence of any fact or the occurrence of any event as a result of which a Registration Statement shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or a Prospectus shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, upon being notified by the Company promptly discontinue use of such Registration Statement until the Company in accordance with its obligations under this Agreement prepares and files an amendment or post-effective amendment to each Registration Statement or a supplement to the related Prospectus or any document incorporated therein by reference or file any other required document (such as a Current Report on Form 8-K) that would be incorporated by reference into the Registration Statement so that the Registration Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and so that the Prospectus will not contain any untrue statement of a material fact or omit to state any material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder.

         (d) Deliver to prospective investors and investors copies of the Prospectus or Prospectuses relating to such Registrable Securities (including each preliminary prospectus) and any amendment or supplement thereto in accordance with the Securities Act and applicable state securities laws.

                                 ARTICLE VI

                                  EXPENSES

         SECTION 6.1 Registration Expenses. All fees and expenses incident to the Company's performance of or compliance with this Agreement shall be borne by the Company whether or not any of the Registration Statements become effective. Such fees and expenses shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (x) with respect to filings required to be made with the National Association of Securities Dealers, Inc. and (y) with respect to compliance with federal securities or Blue Sky laws (including, without limitation, fees and disbursements of Special Counsel in connection with Blue Sky qualifications of the Registrable Securities laws of such jurisdictions as the Managing Underwriters, if any, or holders of a majority of the Registrable Securities being sold may designate)), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities in a form eligible for deposit with The Depositary Trust Company and of printing Prospectuses if the printing of Prospectuses is requested by the Special Counsel or the holders of a majority of the Registrable Securities included in any Registration Statement), (iii) messenger, telephone and delivery expenses, (iv) reasonable fees and disbursements of counsel for the Company and the Special Counsel in connection with the Registration, (v) fees and disbursements of all independent certified public accountants (including the expenses of any special audit and "comfort" letters required by or incident to such performance) and (vi) Securities Act liability insurance obtained by the Company in its sole discretion. In addition, the Company shall pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or interim review of financial statements, the fees and expenses incurred in connection with the listing of the securities to be registered on any securities exchange on which similar securities issued by the Company are then listed and the fees and expenses of any person, including special experts, retained by the Company. Notwithstanding the provisions of this Section 6.1, each seller of Registrable Securities shall pay all registration expenses to the extent the Company is prohibited by applicable Blue Sky laws from paying for or on behalf of such seller of Registrable Securities.


                                ARTICLE VII

                              INDEMNIFICATION

        SECTION 7.1 Company Indemnification. The Company agrees to indemnify and hold harmless each holder of Registrable Securities whose Registrable Securities are covered by any Registration Statement, its directors and officers and each other Person, if any, who controls such holder within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which any such indemnified party may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement under which such securities were registered under the Securities Act, any preliminary Prospectus, final Prospectus or summary Prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will reimburse each such indemnified party for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, liability, action or proceeding; provided that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement, any such preliminary Prospectus, final Prospectus, summary Prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Company by or on behalf of such holder specifically for use in the preparation thereof. In addition, the Company shall indemnify any underwriter of such offering and each other Person, if any, who controls any such underwriter within the meaning of the Securities Act in substantially the same manner and to substantially the same extent as the indemnity herein provided to each Indemnified Party. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such holder or any such director, officer, underwriter or controlling person and shall survive the transfer of such securities by such holder.

         SECTION 7.2 Seller Indemnification. Each prospective seller of Registrable Securities hereunder severally, and not jointly, shall indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 7.1) the Company, each director of the Company, each officer of the Company and each other person, if any, who controls the Company within the meaning of the Securities Act, with respect to any statement or alleged statement in or omission or alleged omission from such Registration Statement, any preliminary Prospectus, final Prospectus or summary Prospectus contained therein, or any amendment or supplement thereof, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by or on behalf of such seller specifically for use in the preparation of such Registration Statement, preliminary Prospectus, final Prospectus, summary Prospectus or amendment or supplement. Any such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of the Company or any such director, officer or controlling person and shall survive the transfer of such securities by such seller. The amount payable by any prospective seller of Registrable Securities with respect to the indemnification set forth in this Section 7.2 in connection with any offering of Registrable Securities will not exceed the amount of the gain realized by such prospective seller pursuant to such offering.

         SECTION 7.3 Indemnification Procedure. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in the preceding sections of this
Article VII, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action; provided that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding sections of this
Article VII, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim, the indemnifying party shall be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified, to the extent that the indemnifying party may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement of any such action which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation. No indemnified party shall consent to entry of any judgment or enter into any settlement of any such action the defense of which has been assumed by an indemnifying party without the consent of such indemnifying party.

         SECTION 7.4  Remedies.

         (a) If the indemnification provided for in Section 7.1 or 7.2, as the case may be, is unavailable to an indemnified party in respect of any expense, loss, claim, damage or liability referred to therein, then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such expense, loss, claim, damage or liability (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the holder or underwriter, as the case may be, on the other from the distribution of the Registrable Securities or
(ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the holder or underwriter, as the case may be, on the other in connection with the statements or omissions which resulted in such expense, loss, damage or liability, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and of the holder or underwriter, as the case may be, on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission to state a material fact relates to information supplied by the Company, by the holder or by the underwriter and parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, that the foregoing contribution agreement shall not inure to the benefit of any indemnified party if indemnification would be unavailable to such indemnified party by reason of the proviso contained in the first sentence of subdivision (a) of this Section 7.4, and in no event shall the obligation of any indemnifying party to contribute under this subdivision (d) exceed the amount that such indemnifying party would have been obligated to pay by way of indemnification if the indemnification provided for under subdivisions (a) or (b) of this Section
2.5 had been available under the circumstances.

         (b) The Company and the holders of Registrable Securities agree that it would not be just and equitable if contribution pursuant to this
Section 7.4 were determined by pro rata allocation (even if the holders and any underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph (a). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.

         (c) Notwithstanding the other provisions of this Section 7.4, no holder of Registrable Securities or underwriter shall be required to contribute any amount in excess of the amount by which (i) in the case of any such holder, the gain realized by such holder from the sale of Registrable Securities or (ii) in the case of an underwriter, the total price at which the Registrable Securities purchased by it and distributed to the public were offered to the public exceeds, in any such case, the amount of any damages that such holder or underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

                               ARTICLE VIII

                                  REPORTS

         SECTION 8.1  Rule 144; Rule 144A; Form S-3.

         (a) The Company will file all reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder and will take such further action as any holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any holder of Registrable Securities, the Company will deliver to such holder a written statement as to whether it has complied with such requirements.
The Company further covenants that it will cooperate with any holder of Registrable Securities and take such further reasonable action as any holder of Registrable Securities may reasonably request (including, without limitation, making such reasonable representations as any such holder may reasonably request), all to the extent required from time to time to enable such holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 and Rule 144A, as applicable, under the Securities Act.

         (b) For so long as any shares of Registrable Securities are Restricted Securities within the meaning of Rule 144(a)(3) under the Securities Act, the Company covenants and agrees that it shall, during any period in which it is not subject to Section 13 or 15(d) of the Exchange Act, make available to any holder of Registrable Securities in connection with the sale by such holder of Registrable Securities and any prospective purchaser of Registrable Securities from such, in each case upon request, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act.

         (c) The Company shall file the reports required to be filed by it under the Exchange Act and shall comply with all other eligibility requirements for use of Form S-3 set forth in the instructions to Form S-3 (other than Registration Requirement A.5).


                                ARTICLE IX

                              MISCELLANEOUS

         SECTION 9.1 Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be validly given, made or served, if in writing and delivered personally, by telecopy (except for legal process) or sent by registered mail, postage prepaid, if to:

           The Company:  Perini Corporation
                         73 Mt. Wayte Avenue
                         Framingham, Massachusetts 01701
                         Attn:  Robert Band, President
                         Telecopy No.:  (508) 628-2960

                                   with a copy to:

                         Goodwin, Procter & Hoar LLP
                         Exchange Place
                         Boston, Massachusetts 01209
                         Attn:  Richard A. Soden, Esq.
                         Telecopy No.:  (617) 523-1231

     TSC and RNT:

                         Tutor-Saliba Corp.
                         15901 Olden Street
                         Sylmar, CA  91342-1093
                         Attn:  Ronald N. Tutor
                         Facsimile:  (818) 367-9574

                               with a copy to:

                         Wilmer, Cutler & Pickering
                         2445 M Street, N.W.
                         Washington, D.C.  20037
                         Attn:  Eric R. Markus
                         Facsimile:  (202) 663-6363

     National Union:

                         c/o  AIG Global Investment Corp.
                         175 Water Street
                         26th Floor
                         New York, New York 10038
                         Attn:  Christopher H. Lee
                                Chris Saxman
                         Facsimile:  (212) 458-2250

                               With a copy to:

                         American International Group, Inc.
                         Law Department
                         70 Pine Street
                         28th Floor
                         New York, New York 10270
                         Attn:  John P. Hornbostel
                         Facsimile:  (212) 363-8596

     O&G:

                         O&G Industries, Inc.
                         112 Wall Street
                         Torrington, Connecticut 06790
                         Attn:  Raymond Oneglia
                                Kenneth Merz
                         Facsimile:  (860) 626-6498

                                   with a copy to:

                         Murtha, Cullina, Richter & Pinney
                         185 Asylum Street
                         City Place I
                         Hartford, Connecticut 06103-3469
                         Attn:  Timothy Largay
                         Facsimile:  (860) 240-6150

     BLUM:

                         BLUM Capital Partners, L.P.
                         909 Montgomery Street, Suite 400
                         San Francisco, California 94133
                         Attn:  Murray Indick
                         Facsimile:  (415) 434-3130

     PB Capital:

                         c/o  BLUM Capital Partners, L.P.
                         909 Montgomery Street, Suite 400
                         San Francisco, California 94133
                         Attn:  Murray Indick
                         Facsimile:  (415) 434-3130

     The Common Fund:

                         c/o BLUM Capital Partners, L.P.
                         909 Montgomery Street, Suite 400
                         San Francisco, California 94133
                         Attn:  Murray Indick
                         Facsimile:  (415) 434-3130

     ULLICO:

                         The Union Labor Life Insurance Company
                         111 Massachusetts Avenue, N.W.
                         Washington, D.C. 2001
                         Attn:  Robert Kennedy
                         Facsimile:  (202) 682-4690

                                   with a copy to:

                         Paul, Hastings, Janofsky & Walker LLP
                         555 South Flower Street, 23rd Floor
                         Los Angeles, California 90071
                         Attn:  Alan J. Barton
                         Facsimile:  (213) 627-0705

or to such other address or facsimile number as any party may, from time to time, designate in a written notice given in a like manner.

         SECTION 9.2 Binding Nature of Agreement. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto or their successors in interest, except as expressly otherwise provided herein.

         SECTION 9.3 Descriptive Headings. The descriptive headings of the several sections and paragraphs of this Agreement are inserted for reference only and shall not limit or otherwise affect the meaning hereof.

         SECTION 9.4 Specific Performance. Without limiting the rights of each party hereto to pursue all other legal and equitable rights available to such party for the other parties' failure to perform their obligations under this Agreement, the parties hereto acknowledge and agree that the remedy at law for any failure to perform their obligations hereunder would be inadequate and that each of them, respectively, shall be entitled to specific performance, injunctive relief or other equitable remedies in the event of any such failure.

         SECTION 9.5 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York. Each of the parties hereto irrevocably submits to the personal exclusive jurisdiction of the United States District Court for the Southern District of New York for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby (and, to the extent permitted under applicable rules of procedure, agrees not to commence any action, suit or proceeding relating hereto except in such court). Each of the parties further agree that service of any process, summons, notice or document hand delivered or sent by registered mail to such party's respective address set forth in Section 9.1 will be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction as set forth in the immediately preceding sentence. Each of the parties hereto irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the United States District Court for the Southern District of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in such court that any such action, suit or proceeding brought in such court has been brought in an inconvenient forum.

         SECTION 9.6 WAIVER OF JURY TRIAL. EACH OF PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

         SECTION 9.7 Limitations on Damages. Each party hereto acknowledges that, except as provided in this Agreement, no party is entitled to seek or recover consequential, punitive or exemplary damages in respect of this Agreement under any circumstances or for any reason. Consequential damages are, without limitation, lost profits, lost revenue and the like but do not include the actual costs incurred in obtaining substitute performance where there has been a failure to perform an obligation under any provision of this Agreement.

         SECTION 9.8 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.

         SECTION 9.9  Amendments to Laws.	Any reference to a section,
form, rule or regulation of the Securities Act or Exchange Act, includes any successor section, form, rule, regulation or law.

         SECTION 9.10 Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

         SECTION 9.11 Entire Agreement. Each party expressly acknowledges and agrees that this Agreement is the final expression of the parties agreement, and supercede all prior and contemporaneous agreements and understandings, both oral and written, among the parties, with respect to
the subject matter hereof.   Except as set forth in this Agreement, the
Securities Purchase Agreement and the Shareholders' Agreement, the parties hereto acknowledge that they are not parties to, and have no knowledge of, any agreements or understandings, both oral and written, to act in concert or as a group (including, without limitation, as a group within the meaning of Section13(d) of the Exchange Act), or otherwise act together, with respect to the Company or its securities.

         SECTION 9.12 Amendment and Waiver. No provision of this Agreement may be waived except by an instrument in writing signed by the party against whom the waiver is to be effective. No provision of this Agreement may be amended or modified except by an instrument in writing signed by holders of a majority of Registrable Securities or as otherwise provided in this Agreement, provided, that no such amendment may adversely affect the rights of any holder of Registrable Securities unless signed by such holder.

         SECTION 9.13 No Third Party Beneficiaries. Nothing in this Agreement shall convey any rights upon any person or entity which is not a party or a transferee of or successor to a party to this Agreement.

         SECTION 9.14 Effectiveness. This Agreement shall become effective immediately at such time when Closing under the Securities Purchase Agreement shall occur.

         SECTION 9.15  No Prior Agreements; No Inconsistent Agreements.

         (a) The Company, BLUM, The Common Fund, PB Capital and ULLICO hereby agree that this Registration Rights Agreement supercedes and replaces all prior agreements between or among those Persons relating to registration rights.

         (b) The Company has not entered into and will not enter into any registration rights agreement or similar arrangements the performance by the Company of the terms of which would in any manner conflict with, restrict or be inconsistent with the performance by the Company of its obligations under this Agreement.










[remainder of page intentionally left blank]




         IN WITNESS WHEREOF, each party hereto have caused this Agreement to be duly executed by its authorized officer as of the day and year first above written.

                        PERINI CORPORATION



                             By: _________________________________________
                             Name: _______________________________________
                             Title: ______________________________________


                        TUTOR-SALIBA CORPORATION


                             By: _________________________________________
                             Name:  Ronald N. Tutor
                             Title: President and Chief Executive


                        RONALD N. TUTOR


                             _____________________________________________
                             Ronald N. Tutor


                        NATIONAL UNION FIRE INSURANCE
                        COMPANY OF PITTSBURGH, PA


                             By: _________________________________________
                             Name: _______________________________________
                             Title: ______________________________________


                        O&G INDUSTRIES, INC.



                             By: _________________________________________
                             Name: _______________________________________
                             Title: ______________________________________








                        BLUM CAPITAL PARTNERS, L.P.
                        (Signatory for the purposes set forth in the Introductory Paragraph of this Agreement only)

                        By:  Richard C. Blum & Associates, Inc.,
                                  its general partner

                             By:    ______________________________________
                             Name:  Murray A. Indick
                             Title:  Partner, General Counsel and Secretary


                        PB CAPITAL PARTNERS, L.P.
                        (Signatory for the purposes set forth in the Introductory Paragraph of this Agreement only)

                        By:  BLUM Capital Partners, L.P.,
                                   its general partner

                             By:  Richard C. Blum & Associates, Inc.,
                                  its general partner

                                  By:   ______________________________________
                                  Name:  Murray A. Indick
                                  Title: Partner, General Counsel
                                         and Secretary


                        THE COMMON FUND FOR NON-PROFIT
                        ORGANIZATIONS
                        (Signatory for the purposes set forth in the Introductory Paragraph of this Agreement only)

                        By:  BLUM Capital Partners, L.P.,
                                  its investment advisor

                             By:  Richard C. Blum & Associates, Inc.,
                                  its general partner

                                  By: ________________________________________
                                  Name:  Murray A. Indick
                                  Title:  Partner, General Counsel
                                          and Secretary







                        THE UNION LABOR LIFE INSURANCE
                        COMPANY, acting for its SEPARATE ACCOUNT P
                        (Signatory for the purposes set forth in the
                         Introductory Paragraph of this Agreement only)



                             By: _________________________________________
                             Name: _______________________________________
                             Title: ______________________________________